FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated August 3, 2005

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 3, 2005

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Media Relations CREDIT SUISSE GROUP P.O. Box 1 CH-8070 Zurich www.credit-suisse.com Telephone +41 44 333 88 44 Telefax +41 44 333 88 77 media.relations@credit-suisse.com

Credit Suisse Group reports net income of CHF 919 million for the second quarter of 2005

Result includes a charge for litigation provisions in Institutional Securities in the amount of CHF 624 million after tax

Private Banking: net income of CHF 581 million; net new assets of CHF 12.8 billion

Corporate & Retail Banking: net income of CHF 277 million; record result; return on average allocated capital of 21.4%

Institutional Securities: net loss of CHF 408 million, reflecting the charge for litigation provisions; trading impacted by slowdown in market activity in April and May; strong investment banking revenues

Wealth & Asset Management: net income of CHF 245 million; good performance in Alternative Capital

Winterthur: continuing improvements in operational performance; net income of CHF 116 million in Life & Pensions and CHF 137 million in Non-Life

BIS tier 1 ratio of 10.9%

Financial Highlights

in CHF million	2Q2005	1Q2005	2Q2004	Change in %	Change in %
				vs 1Q2005	vs 2Q2004

Net revenues	14,101	17,062	13,733	(17)	3

Total operating expenses	7,178	6,146	6,254	17	15

Net income	919	1,910	1,457	(52)	(37)

Group return on equity	9.8%	20.6%	16.6%	–	–

Basic earnings per share (in CHF)	0.82	1.64	1.26	–	–

BIS tier 1 ratio	10.9%	12.1%	–	–	–

Zurich, August 3, 2005 – Credit Suisse Group today reported net income of CHF 919 million for the second quarter of 2005, compared to CHF 1,910 million in the previous quarter and CHF 1,457 million in the second quarter of 2004. The result for the second quarter of 2005 includes a charge for litigation provisions in Institutional Securities in the amount of CHF 624 million after tax.

Credit Suisse Group’s return on equity for the second quarter was 9.8%, with a return on equity of 9.1% for the banking business and 11.3% for Winterthur. Basic earnings per share were CHF 0.82.

The Group's net income for the first half of 2005 amounted to CHF 2,829 million, compared to CHF 3,318 million for the corresponding period of 2004.

Oswald J. Grübel, CEO of Credit Suisse Group, said, "Following a strong start to 2005, the second quarter was impacted by the anticipated slowdown in market activity and our banking businesses experienced low levels of client activity in April and May. Benefiting from significant improvements in June, the Group generated a respectable second-quarter result, driven by good net revenues and effective cost management."

He added, "Our half-year results demonstrate that we are making good progress in advancing our business but still have some way to go before we deliver the full potential of Credit Suisse Group. We therefore remain committed to further improving on this performance as part of our efforts to build a powerful integrated banking organization. With that, I am convinced we will create compelling new opportunities for revenue growth and improved efficiency."

Banking Segments

Credit Suisse Group Banking Segment Results

in CHF million		2Q2005	1Q2005	2Q2004	Change in %	Change in %
					vs 1Q2005	vs 2Q2004

Private Banking	Net revenues	1,810	1,912	1,869	(5)	(3)
	Total op. expenses	1,084	1,060	1,083	2	0
	Net income	581	685	665	(15)	(13)

Corporate &	Net revenues	858	860	950	0	(10)
Retail Banking	Total op. expenses	548	529	553	4	(1)
	Net income	277	274	256	1	8

Institutional	Net revenues	3,335	3,842	3,134	(13)	6
Securities	Total op. expenses	3,891	3,006	2,858	29	36
	Net income	(408)	540	129	-	-

Wealth & Asset	Net revenues	1,570	936	1,499	68	5
Management	Total op. expenses	623	598	636	4	(2)
	Net income	245	135	301	81	(19)

Private Banking reported net income of CHF 581 million in the second quarter of 2005, reflecting stable lending, deposit and commission income. Compared to the strong first quarter of 2005, net income declined 15%, due primarily to a reduction in overall trading revenues as a result of lower income from trading execution. The 13% decrease in net income versus the second quarter of last year was mainly attributable to small losses during the quarter in the fair value of interest rate derivatives used for risk management purposes which did not qualify for hedge accounting, compared to large gains in the second quarter of 2004. The gross margin was 125.6 basis points for the second quarter and 131.5 basis points for the first half of 2005, achieving the segment's mid-term target of 130 basis points. The cost/income ratio was 59.9% for the second quarter, up 4.5 percentage points versus the prior quarter and up 2.0 percentage points versus the second quarter of 2004. This reflects seasonally higher expenses compared to the first quarter of 2005, strategic investments in key growth markets and lower net revenues.

Corporate & Retail Banking generated net income of CHF 277 million for the second quarter of 2005, up slightly versus the previous quarter and up 8% compared to the second quarter of 2004. Strong revenue generation and a net release of provisions for credit losses were the main drivers of this result. The cost/income ratio of 63.9% in the second quarter of 2005 was up 2.4 percentage points from the prior quarter, which was characterized by seasonally lower expenses, and up 5.7 percentage points from the second quarter of 2004, which benefited from positive changes in the fair value of interest rate derivatives used for risk management purposes which did not qualify for hedge accounting. The segment achieved a strong return on average allocated capital of 21.4% in the second quarter.

Institutional Securities recorded a CHF 960 million charge before tax, CHF 624 million after tax, in the second quarter of 2005 to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters to CHF 1.4 billion (USD 1.1 billion) after deductions for settlements that have since taken place. We believe that with this measure, the litigation reserves of Credit Suisse Group adequately reflect our current assessment of the probable and reasonably estimable litigation exposure.

For the second quarter of 2005, Institutional Securities reported a net loss of CHF 408 million, including the above-mentioned charge for litigation provisions. Excluding this charge, Institutional Securities would have reported net income of CHF 216 million in the second quarter, an increase of 67% compared to the same period of last year, reflecting higher revenues and lower compensation and benefits. Compared to the first quarter of 2005, net income decreased from CHF 540 million, reflecting higher other expenses due to the litigation charge as well as a decline in net revenues resulting from the considerable slowdown in market activity in April and May. Trading revenues, particularly in fixed income, compared favorably to the second quarter of 2004 but were down from the first quarter of this year. Investment banking net revenues rose significantly versus the first quarter of 2005, with improved performances in advisory fees versus both prior periods and in debt and equity underwriting versus the first quarter of 2005. Total operating expenses increased compared to the previous quarter and the same period of 2004 due to the litigation charge. Compensation and benefits decreased slightly versus both prior periods.

Wealth & Asset Management reported net income of CHF 245 million for the second quarter of 2005, up 81% from the previous quarter and down 19% from the second quarter of 2004, which included particularly high levels of investment-related gains in Alternative Capital. Second-quarter 2005 net revenues benefited from investment gains from private equity realizations. Total operating expenses rose 4% compared to the previous quarter and were slightly lower compared to the same period of last year.

Insurance Segments

Credit Suisse Group Insurance Segment Results

in CHF million		2Q2005	1Q2005	2Q2004	Change in %	Change in %
					vs 1Q2005	vs 2Q2004

Life & Pensions	Net revenues	3,714	6,610	3,466	(44)	7
	Total op. expenses	428	427	481	0	(11)
	Net income	116	126	67	(8)	73

Non-Life	Net revenues	2,979	3,049	2,977	(2)	0
	Total op. expenses	713	698	783	2	(9)
	Net income	137	125	82	10	67

Life & Pensions' net income rose substantially to CHF 116 million in the second quarter of 2005, an increase of 73% compared to the same period of 2004. Year-to-date, net income totaled CHF 242 million, up CHF 36 million, or 17%, from the first half of 2004. The main drivers behind this result were the focus on productivity and selected areas of growth and, to a lesser extent, the slightly higher net investment income on investments backing traditional life policies. Total business volume grew by 2% compared to the second quarter of 2004 and was up 5% year-to-date. This encompasses deposits from investment-type products as well as gross premiums written from traditional insurance policies. The net investment return backing traditional life policies amounted to 4.7%, compared to 4.6% in the corresponding quarter of the previous year. Insurance underwriting and acquisition expenses decreased 5% and administration expenses were down 8% compared to the second quarter of 2004, reflecting further benefits from the ongoing implementation of cost control measures. The expense ratio consequently improved by 1.0 percentage points to 10.9%.

Non-Life reported second-quarter 2005 net income of CHF 137 million, up 67% compared to the second quarter of 2004. For the first half of 2005, net income amounted to CHF 262 million, representing an increase of CHF 77 million, or 42%, compared to the same period of 2004. This progress was achieved despite a challenging underwriting environment, the adverse impacts of foreign exchange rates and lower net investment income. Net premiums earned decreased slightly to CHF 2,643 million versus the same period of last year. Net investment return in the second quarter was 4.2%, compared to 4.5% in the second quarter of 2004. Net current investment return increased slightly to 3.7% from 3.6%, and net realized gains decreased by 0.4 percentage points to 0.5% versus the second quarter of 2004. The combined ratio decreased by a further 2.6 percentage points to 95.1% in the second quarter of 2005 compared to the same period of 2004, and it was down by 1.8 percentage points to 97.3% for the first half of 2005. The claims ratio improved by 0.9 percentage points to 70.4% from the second quarter of 2004 due to a low level of large-scale losses and improvements in claims management. The expense ratio decreased by 1.7 percentage points to 24.7%. Administration expenses decreased 15% to CHF 273 million and insurance underwriting and acquisition expenses remained relatively stable, decreasing 1% to CHF 379 million in line with net premiums earned.

Net New Assets

Net New Assets and Assets under Management (AuM)

in CHF billion	Net New Assets	Total AuM	Change in AuM
	2Q2005	30.6.05	% vs 31.03.05

Private Banking	12.8	602.3	6.7
Corporate & Retail Banking	0.4	54.9	0.7

Institutional Securities	(1.5)	14.2	(11.8)
Wealth & Asset Management 1)	4.2	519.9	5.7

Life & Pensions	0.3	122.5	2.5
Non-Life	n/ a	27.4	8.7

Credit Suisse Group	16.2	1,341.2	5.5

1) Excluding assets managed on behalf of other entities within Credit Suisse Group n/ a: not applicable

Private Banking generated CHF 12.8 billion of net new assets in the second quarter of 2005. The segment reported a net new asset growth rate of 7.3% for the first half of the year, with strong asset inflows from strategic key markets. Wealth & Asset Management recorded CHF 4.2 billion of net new assets, driven primarily by new fund commitments in Alternative Capital. Overall, Credit Suisse Group reported CHF 16.2 billion of net new assets in the second quarter. The Group’s total assets under management stood at CHF 1,341.2 billion as of June 30, 2005, up 5.5% from March 31, 2005.

Outlook

We expect the recovery in client activity in the banking business, which started in June, to continue. We believe that equity markets will improve in the second half of the year after a short-term correction of the recent uptrend. Interest rates will most likely move in a narrow range. Credit Suisse Group is well positioned to benefit from this economic environment.

Enquiries

Credit Suisse Group, Media Relations	Telephone +41 44 333 88 44

Credit Suisse Group, Investor Relations	Telephone +41 44 333 31 69

For additional information on Credit Suisse Group’s results for the second quarter of 2005, please refer to the Group’s Quarterly Report Q2 2005, as well as the Group’s slide presentation for analysts and the press, which are available on the Internet at: www.credit-suisse.com/results

Credit Suisse Group
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of June 30, 2005, it reported assets under management of CHF 1,341.2 billion.

Cautionary Statement Regarding Forward-Looking Information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as “believes,” “anticipates,” “expects,” "intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Presentation of Credit Suisse Group’s Second-Quarter 2005 Results via Webcast and Telephone Conference

Date	Wednesday, August 3, 2005

Time	10.00 CEST / 09.00 BST / 04.00 EST

Speakers	Oswald J. Grübel, Chief Executive Officer of Credit Suisse Group
Renato Fassbind, Chief Financial Officer of Credit Suisse Group

The presentation will be held in English
(with simultaneous interpreting into German)

Webcast	www.credit-suisse.com/results

Telephone	Europe:	+41 91 610 5600
	UK:	+44 207 107 0611
	US:	+1 866 291 4166
Reference: ‘Credit Suisse Group quarterly results’

Q&A	You will have the opportunity to ask questions during the conference following the presentation.

Playback	Video playback – available approximately three hours after the event at: www.credit-suisse.com/results

Telephone replay – available approximately one hour after the event;
please dial:
	Europe:	+41 91 612 4330
	UK:	+44 207 108 6233
	US:	+1 866 416 2558

Analyst & media conference ID:
Q&A Analysts English661#
Q&A Analysts German 309#
Q&A Media English 728#
Q&A Media German 699#

Note	We recommend that you dial in approximately ten minutes before the start of the presentation for the webcast and telephone conference.
Further instructions and technical test functions are now available on our website.

Letter to Shareholders 2005 Q2

Dear shareholders

During the second quarter of 2005, we made good progress in improving the operating performance of Credit Suisse Group and took important steps towards the implementation of our strategy to build an integrated global bank.

Our One Bank strategy

Our industry is increasingly influenced by globalization and technological change. As a result, our clients’ requirements are growing more complex each day and the way we operate as a bank is changing fundamentally. We need to respond to these developments and, above all, to our clients’ changing needs. In order to remain at the forefront of our industry, we must strive to continuously improve our products and services and we must place our clients at the center of all that we do. This can only be achieved if we make the best possible use of the skills and expertise of our people as well as our global presence. Over the coming months, we will therefore continue to build an integrated global bank focusing on investment banking, private banking and asset management.

During the second quarter, we took important steps towards the realization of this goal. In May 2005, we completed the merger of our two legal entities in Switzerland: Credit Suisse and Credit Suisse First Boston. The creation of a single legal entity was the prerequisite for the integration of our banking businesses. In late June, the Board of Directors appointed the members of the new Executive Board for the bank. We were able to put together an excellent team with experienced executives from across our banking businesses. The new management team will lead the bank as of January 1, 2006, when the new organization will become operational.

In June, we also announced that we will move to one Credit Suisse brand. We believe that by uniting our businesses under one brand, we will create a clearer and more consistent presence in the market. We will thus be more visible to our stakeholders and we will be able to communicate more effectively with one voice in all our markets around the world.

We are pleased with the progress we have made over the past few months. Our strategy has been well received by shareholders, clients and employees and its implementation is well on track.

The Board of Directors and the management team are convinced that combining our banking businesses will provide us with the necessary foundation for the future growth of our bank. From our experience in the financial services industry, we believe that the steps we are taking to build an integrated global bank will create synergies for revenue growth, improve efficiency and ultimately increase shareholder value.

Result for the second quarter of 2005

While we were preparing Credit Suisse Group for future growth, we were also mindful of our daily commitment to providing our clients with advice, services and products, and we remained focused on improving our operating performance.

For the second quarter of 2005, we reported net income of CHF 919 million, including a charge for litigation provisions in Institutional Securities in the amount of CHF 624 million after tax. For the first half of the year, our net income was CHF 2,829 million. Credit Suisse Group’s return on equity for the second quarter was 9.8% and basic earnings per share were CHF 0.82.

Our operating environment in the second quarter was characterized by an anticipated slowdown in market activity. As a result, client activity in our banking business was significantly lower in April and May than in previous months. Although we saw a market rebound in June and were well positioned to benefit from the exceptionally strong levels of client activity during that month, this did not entirely compensate for the weak net revenues in April and May. Equally, our continued and effective cost management was only partially able to offset the negative impact of lower net revenues on our net income in the second quarter.

Private Banking provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services.

Private Banking delivered net income of CHF 581 million in the second quarter. This result was lower than the strong levels achieved in both the first quarter of 2005 and the same quarter of last year.

Although we continued to invest in key growth markets in Asia, the Middle East and Europe, total operating expenses remained virtually unchanged compared with the second quarter of the previous year.

Private Banking recorded strong asset inflows from strategic key markets. They contributed to net new assets – a key measure of our operating performance – of CHF 12.8 billion in the second quarter, compared with CHF 7.0 billion in the first quarter. This represents an annualized year-to-date growth rate of 7.3%, exceeding our mid-term target of 5% growth. Combined with a positive market performance, our strong asset inflows resulted in assets under management of over CHF 600 billion.

During the second quarter, Private Banking continued to expand its presence in key growth markets. We opened a representative office in Guangzhou, providing access to southern China. We also opened a representative office in St. Petersburg, serving clients in the rapidly developing northern Russian region.

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

The segment reported net income of CHF 277 million for the second quarter. Strong revenue generation and the release of provisions due to the ongoing favorable credit environment were the main drivers behind this result.

Total operating expenses were virtually unchanged from the same period of last year but increased compared with the seasonally low levels experienced in the first quarter of this year.

The strategic objective of Corporate & Retail Banking is to gain market share in the high-end retail business, particularly with investment products. With this in mind, Credit Suisse launched a new investment product – Credit Suisse Triamant – in the second quarter. This product offers actively managed asset allocation, broad diversification and transparent reporting and combines the advantages of professional asset management with those of an investment fund.

Institutional Securities provides securities and investment banking services to institutional, corporate and government clients worldwide.

Institutional Securities reported a net loss of CHF 408 million for the second quarter, including the above-mentioned charge for litigation provisions in the amount of CHF 624 million after tax. In addition to the impact of this charge, the result was negatively affected by the slowdown in market and client activity in April and May referred to previously.

Investment banking net revenues increased significantly versus the first quarter of 2005. Advisory fees, which include fees from mergers and acquisitions, increased compared to both the second quarter of 2004 and first quarter of 2005. Notable M&A transactions in Europe and the Americas that were announced during the quarter include the acquisition of Allied Domecq by Fortune Brands and Pernod Ricard; the BASF AG and Shell International Ltd. sale of their joint venture Basell NV; and the acquisition of Neiman Marcus Group Inc by Texas Pacific Group and Warburg Pincus LLC.

Debt and equity underwriting increased compared to the first quarter of 2005. In equity underwriting, Institutional Securities ranked third in global IPO market share and first in Americas IPO market share for the second quarter of 2005. Key transactions for the quarter reflected the geographic and industrial breadth of the equity franchise and included IPOs for Deerfield Triarc Capital Corp. (a US real estate-related specialty finance company); Pyaterochka Holding (a Russian grocery retailer); Shanghai Electric Group Company Ltd. (the largest non-Japan Asia IPO in 2005 to date); and Lojas Renner (a Brazilian department store) for JC Penney.

Trading revenues, particularly in fixed income, compared favorably to the second quarter of 2004. In comparison with the first quarter of 2005, however, trading revenues declined.

Total operating expenses at Institutional Securities increased compared to the previous quarter and the same period of 2004 due to the charge for litigation provisions.

Wealth & Asset Management offers international asset management services – including a broad range of investment funds – to institutional and private investors, as well as providing financial advisory services to wealthy individuals and corporate clients.

Wealth & Asset Management recorded net income of CHF 245 million in the second quarter. This is a good result and represents a strong increase compared to the first quarter of this year. However, while operating expenses were slightly lower than in the second quarter of last year, net income was below the exceptional level recorded in this period, when the Alternative Capital division reported particularly high gains from private equity investments.

Net revenues benefited from a high level of investment gains from private equity in the second quarter of 2005. Furthermore, Alternative Capital recorded a solid increase in placement fees compared to the second quarter of last year. This positive effect was offset by lower fee income at Credit Suisse Asset Management, our institutional business, and at Private Client Services, our North American business serving private clients.

Net new asset inflows amounted to CHF 2.8 billion for the quarter. Assets under management stood at CHF 529.3 billion as of June 30, 2005.

In the second quarter, Wealth & Asset Management launched two initiatives aimed at advancing its international growth. In May 2005, we announced the creation of a strategic partnership, China Renaissance Capital Investment Inc. This partnership will focus on private equity investment opportunities in China. In addition, in July 2005, Credit Suisse Asset Management acquired a 25% interest in a fund management joint venture in China with Industrial and Commercial Bank of China and China Ocean Shipping Group Company Ltd.

Winterthur , Credit Suisse Group’s insurance unit, comprises two business lines. The Life & Pensions business line is a leading provider of life insurance and pension solutions for private and corporate clients. The Non-Life business line provides insurance products for private clients and small and medium-sized corporate clients.

In the second quarter Winterthur further improved its result. Net income for Life & Pensions was CHF 116 million. Non-Life reported net income of CHF 137 million for the period. Overall, our insurance business is now benefiting from the efficiency measures we have implemented over the last two years. These measures have led to improvements in insurance underwriting and acquisition expenses and lower administration expenses at Life & Pensions and to an improved combined ratio at Non-Life.

Strong capitalization basis for share buyback

Credit Suisse Group remains among the best-capitalized financial services providers worldwide. This is underscored by the fact that as of June 30, 2005, our BIS tier 1 ratio was 10.9%. In view of our strong capitalization, the Board of Directors proposed the approval of a share buyback program in the amount of up to CHF 6 billion to the Annual General Meeting on April 29, 2005. Following shareholder approval, we launched our share buyback program on May 9, 2005. As of August 3, 2005, we had repurchased 14.9 million shares with an aggregate value of CHF 742 million via a second trading line on virt-x.

We believe that our overall performance in the second quarter and first half of 2005 reflects the fundamental strength of our core businesses. Our results also show that we need to further drive our profitable growth and improve on our financial performance. Our goal is to build a global integrated bank to enable us to realize our full potential and to create the foundation for the future growth of Credit Suisse Group.

On behalf of the Board of Directors and the management team, we would like to take this opportunity to thank our shareholders for the trust they have placed in us. We also wish to thank all our employees for their relentless hard work and commitment.

Yours sincerely

Walter B. Kielholz Oswald J. Grübel
Chairman of the Board of Directors Chief Executive Officer
August 2005

For a detailed presentation of Credit Suisse Group's second quarter 2005 results please refer to the quarterly report.

Quarterly Report 2005 Q2

Credit Suisse Group financial highlights
						6 months

in CHF m, except where indicated	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Consolidated income statement
Net revenues	14,101	17,062	13,733	(17)	3	31,163	30,547	2
Income from continuing operations before cumulative effect of accounting changes	920	1,916	1,500	(52)	(39)	2,836	3,431	(17)
Net income	919	1,910	1,457	(52)	(37)	2,829	3,318	(15)

Return on equity
Return on equity - Group	9.8%	20.6%	16.6%	–	–	15.2%	19.0%	–
Return on equity - Banking	9.1%	22.9%	19.0%	–	–	15.9%	21.6%	–
Return on equity - Winterthur	11.3%	12.0%	7.7%	–	–	11.6%	10.0%	–

Earnings per share
Basic earnings per share in CHF	0.82	1.64	1.26	–	–	2.49	2.82	–
Diluted earnings per share in CHF	0.79	1.63	1.22	–	–	2.41	2.76	–

Net new assets in CHF bn	16.2	15.4	9.1	–	–	31.6	24.7	–

in CHF m, except where indicated	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04

Assets under management in CHF bn	1,341.2	1,271.6	1,220.7	5.5	9.9

Consolidated balance sheet
Total assets	1,287,169	1,159,711	1,089,485	11	18
Shareholders' equity	38,154	38,524	36,273	(1)	5

Consolidated BIS capital data
Risk-weighted assets	238,181	215,279	199,249	11	20
Tier 1 ratio	10.9%	12.1%	12.3%	–	–
Total capital ratio	14.0%	15.7%	16.6%	–	–

Number of employees
Switzerland - banking segments	19,773	19,676	19,558	0	1
Switzerland - insurance segments	5,953	6,002	6,147	(1)	(3)
Outside Switzerland - banking segments	22,358	21,910	21,606	2	3
Outside Switzerland - insurance segments	13,497	13,177	13,221	2	2

Number of employees (full-time equivalents)	61,581	60,765	60,532	1	2

Stock market data
Market price per registered share in CHF	50.55	51.35	47.80	(2)	6
Market price per American Depositary Share in USD	39.14	42.80	42.19	(9)	(7)
Market capitalization	55,443	57,294	53,097	(3)	4
Market capitalization in USD m	42,929	47,754	46,865	(10)	(8)
Book value per share in CHF	34.79	34.53	32.65	1	7

Shares outstanding	1,096,802,759	1,115,749,450	1,110,819,481	(2)	(1)

Cover photo: Joseph C.H. Chu, Greater China Controllers, Allen Kwan, Information Technology Client Services and Thuy–Anh Nguyen, Structuring Group, Credit Suisse First Boston, all based in Hong Kong.

Quarterly Report 2005 Q2
Message from the Chief Executive Officer
Dear shareholders, clients and colleagues
Credit Suisse Group
Factors affecting results of operations
Summary of segment results
Credit Suisse Group consolidated results
Credit Suisse Group structure
Risk Management
Private Banking
Corporate & Retail Banking
Institutional Securities
Wealth & Asset Management
Life & Pensions
Non-Life
Investments for Life & Pensions and Non-Life
Condensed consolidated financial statements – Credit Suisse Group
Consolidated balance sheets (unaudited)
Consolidated statements of changes in shareholders’ equity (unaudited)
Comprehensive income (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows – continued (unaudited)
Summary of significant accounting policies
Basis of presentation
Share-based compensation
NEW ACCOUNTING PRONOUNCEMENTS
Segment Reporting
Interest and dividend income and interest expense
Trading activities
Commissions and fees
Loans
Restructuring liabilities
Accumulated other comprehensive income
Earnings per share
Pension
Guarantees and commitments
Guarantees
Other commitments
Variable interest entities
Collateralized debt obligations
Commercial paper conduits
Financial intermediation
Litigation
Foreign currency translation rates
Information for investors
Enquiries

Cover photograph
The renowned Swiss photographic artist Beat Streuli (born 1957) captured images of Credit Suisse Group employees at various international locations during January and February 2005. The Group’s financial publications for 2005 are illustrated with the work that resulted from this project.

Message from the Chief Executive Officer

Oswald J. Grübel Chief Executive Officer Credit Suisse Group

Dear shareholders, clients and colleagues

For the second quarter of 2005, Credit Suisse Group reported net income of CHF 919 million. This includes a charge for provisions for certain litigation in Institutional Securities in the amount of CHF 624 million after tax. For the first half of 2005, net income was CHF 2,829 million.

Private Banking delivered net income of CHF 581 million in the second quarter, which was lower than the strong levels achieved in both the first quarter of 2005 and the second quarter of last year. Private Banking’s second quarter 2005 result reflects stable income from lending, deposits and commissions. Total operating expenses remained virtually unchanged compared to the previous year despite continued investments in key growth markets in Asia, the Middle East and Europe. Strong asset inflows from strategic key markets contributed to net new assets of CHF 12.8 billion in the second quarter, compared to CHF 7.0 billion in the first quarter.

Corporate & Retail Banking reported net income of CHF 277 million as it benefited from strong revenue generation and from the net release of provisions for credit losses due to the ongoing favorable credit environment. Total operating expenses were virtually unchanged from the same period of last year, but increased compared to the seasonally low levels experienced in the first quarter of this year.

Institutional Securities reported a net loss of CHF 408 million for the second quarter. This result reflects the above-mentioned charge for provisions for certain litigation in the amount of CHF 624 million after tax. In addition to the impact of this charge, net income was negatively affected by the anticipated slowdown in market and client activity in April and May. Trading revenues, particularly in fixed income, compared favorably to the second quarter of 2004 but were down from the first quarter of 2005, reflecting the weaker markets. Investment banking net revenues rose significantly versus the first quarter of 2005, with improved performances in advisory fees versus both prior periods and in debt and equity underwriting versus the first quarter of 2005.

Wealth & Asset Management delivered good results, with net income of CHF 245 million. This represents a strong increase compared to the first quarter of this year, although net income was below the exceptional level recorded in the second quarter of 2004. Net revenues benefited from a high level of investment gains from private equity realizations. Net new asset inflows amounted to CHF 2.8 billion.

Winterthur delivered an improved performance in the second quarter of 2005. Net income for Life & Pensions was CHF 116 million, with progress in insurance underwriting and acquisition expenses as well as lower administration expenses. Non-Life reported net income of CHF 137 million for the second quarter, reflecting an improved combined ratio.

On May 9, 2005, following approval by the Annual General Meeting, Credit Suisse Group launched its share buyback program in the amount of up to CHF 6 billion. As at August 3, shares with an aggregate value of CHF 742 million had been repurchased via a second trading line on Virt-x.

In the second quarter of 2005, we took significant steps towards building an integrated bank offering investment banking, private banking and asset management services on a global basis. In May, we completed the merger of the two bank legal entities in Switzerland, and in late June, the members of our new bank Executive Board were appointed. In addition, we announced that our integrated bank will operate under the new Credit Suisse brand from the beginning of next year.

My management team and I are convinced that the measures we are introducing to enhance cooperation between our banking businesses will capture synergies for revenue growth, improve efficiency and ultimately benefit our clients, shareholders and employees.

Outlook

We expect the recovery in client activity in the banking business, which started in June, to continue. We believe that equity markets will improve in the second half of the year after a short-term correction of the recent uptrend. Interest rates will most likely move in a narrow range. Credit Suisse Group is well positioned to benefit from this economic environment.

Yours sincerely

Oswald J. Grübel
August 2005

Credit Suisse Group

Credit Suisse Group recorded net income of CHF 919 million in the second quarter of 2005 versus CHF 1,457 million in the second quarter of 2004, a decrease of CHF 538 million, or 37%. In the first half of 2005, net income amounted to CHF 2,829 million compared to CHF 3,318 million in the first half of 2004, a decrease of CHF 489 million, or 15%. Net income in the second quarter was impacted by a charge of CHF 624 million after tax (CHF 960 million before tax) in Institutional Securities to increase the reserve for certain private litigation. Second quarter results included increased net income in Corporate & Retail Banking and the insurance segments, offset in part by lower results in Institutional Securities, Private Banking and Wealth & Asset Management, compared to the second quarter of 2004.

Factors affecting results of operations

Across all segments, the second quarter business environment was generally challenging, with client activity in April and May substantially below the levels seen in the first quarter, but with marked improvements as the quarter came to a close.

The broad US equity markets showed minor increases during the second quarter, major European markets, including Switzerland, saw greater advances than the US, and Asian markets continued their mixed performance. Most markets globally peaked at the end of the second quarter and closed slightly below their quarterly highs. Investors found market conditions challenging due to concerns about inflation, the pace of short-term interest rate hikes by the US Federal Reserve Board, uncertainty regarding central bank target rates in Europe and significant volatility in oil prices.

The European Central Bank and Bank of England continued to hold their benchmark rates steady at 2% and 4.75%, respectively. The US Federal Reserve raised interest rates by 50 basis points for the second quarter in a row, while the price of 10-year US treasury notes increased, lowering long-term bond yields. This flattening of the yield curve provided a challenging environment in both the banking and insurance segments. In the US, negative developments in the auto, airline and insurance sectors led to risk aversion and the widening of credit spreads in the first part of the quarter. Credit spreads then narrowed beginning in mid-May, although not fully returning to previous levels, resulting in a more positive environment by the end of the quarter. Prompted by an interest rate differential between the US and Europe, the US dollar surged, closing more than 7% higher at the end of the period against both the Swiss Franc and the Euro than at the beginning of the second quarter.

The global credit environment remained positive with low default rates and an increased number of upgrades and a reduced number of downgrades by rating agencies, although the gap between upgrades and downgrades showed some signs of narrowing. This continued to have a favorable impact on the Group’s provision for credit losses.

Industry-wide announced mergers and acquisitions activity increased compared to the second quarter of 2004 and the prior quarter. Industry-wide volumes for investment grade debt increased, volumes for high-yield debt declined and volumes for equity issuances were flat compared to the second quarter of 2004.

Summary of segment results

Private Banking reported net income of CHF 581 million in the second quarter of 2005, a decrease of CHF 84 million, or 13%, compared to the second quarter of 2004. Lending, deposit and commission income remained stable, however this was offset by a decrease in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting, with a small loss being recorded in the second quarter of 2005 versus a large gain in the same period of 2004. During the second quarter of 2005, Private Banking continued to expand its presence in key growth markets, with the opening of representative offices in Guangzhou, China and St. Petersburg, Russia.

Corporate & Retail Banking reported net income of CHF 277 million in the second quarter of 2005, an increase of CHF 21 million, or 8%, compared to the second quarter of 2004. Strong revenue contribution and a net release of credit provisions contributed to this result. To support its strategic aim of gaining market share in high-end retail business, particularly in investment products, a new innovative investment product for retail clients was launched in the second quarter.

Institutional Securities had a net loss of CHF 408 million in the second quarter of 2005, compared to net income of CHF 129 million in the second quarter of 2004, driven by a charge of CHF 624 million after tax (CHF 960 million before tax) to increase the reserve for certain private litigation, partially offset by higher revenues and lower compensation and benefits.

Wealth & Asset Management reported net income of CHF 245 million in the second quarter of 2005, a decrease of CHF 56 million, or 19%, compared to the strong second quarter of 2004, which included an exceptionally high level of private equity investment-related gains in the Alternative Capital business.

Both Institutional Securities and Wealth & Asset Management maintained a disciplined approach to compensation expenses, with the compensation to revenue ratio for the combined segments (excluding minority interest revenues) at 51.9% in the second quarter of 2005 compared to 53.2% in the second quarter of 2004.

Life & Pensions reported net income of CHF 116 million in the second quarter of 2005, an increase of CHF 49 million, or 73%, compared to the second quarter of 2004. The main drivers were a focus on productivity and selected areas of growth and, to a lesser extent, slightly higher net investment income on investments backing traditional life policies.

Non-Life reported net income of CHF 137 million in the second quarter of 2005, an increase of CHF 55 million, or 67%, compared to the second quarter of 2004. Non-Life’s net income rose primarily due to improved underwriting results and reduced charges for discontinued operations and restructuring.

Credit Suisse Group consolidated results

Net revenues

The Group reported net revenues of CHF 14,101 million, an increase of CHF 368 million, or 3%, compared to the second quarter of 2004.

Net interest income remained largely unchanged at CHF 3,302 million. Private Banking reported a decrease of CHF 135 million with stable lending and deposit income, offset by lower dividends received on the own equity trading portfolio in the second quarter of 2005 compared to the second quarter of 2004. In 2004 most dividends were received in the second quarter, whereas during 2005 receipt of dividends was spread evenly over the first two quarters. The decrease in Private Banking was partially offset by increases in both insurance segments due to an increased asset base and higher dividend income from equity securities.

Commissions and fees remained flat at CHF 3,483 million with all segments largely unchanged compared to the second quarter of 2004.

Trading revenues increased CHF 203 million, or 29%, to CHF 915 million, driven mainly by an increase in fixed income trading revenues in Institutional Securities as well as market appreciation of investment securities backing unit-linked policies in Life & Pensions. This was partially offset by lower results in Corporate & Retail Banking which were due to large gains in the second quarter of 2004 from positive changes in the fair value of interest rate derivatives used for risk management purposes that did not qualify for hedge accounting, compared to a small loss in the second quarter of 2005.

Net realized gains/(losses) from investment securities increased by CHF 243 million, or 123%, to CHF 441 million, due mainly to an increase in Life & Pensions as a result of an increase in the net investment return on investments backing traditional life policies.

Insurance net premiums earned decreased CHF 318 million, or 7%, to CHF 4,373 million, compared to the second quarter of 2004, primarily driven by lower premiums for vested benefits within the Swiss group life business, which was partially offset by growth in Germany and Japan.

Other revenues were CHF 1,587 million compared to CHF 1,354 million in the second quarter of 2004. Wealth & Asset Management reported an increase of CHF 143 million resulting mainly from minority interests arising on consolidated investments, as discussed under Minority interests below. Additionally, Life & Pensions recorded an increase of CHF 87 million, related largely to higher net realized gains on other invested assets, which was partially offset by a decrease in Institutional Securities due to decreased gains on private equity-related investments.

Total benefits, claims and credit losses

The Group reported a net release in provisions for credit losses of CHF 29 million in the second quarter of 2005, compared to a net expense of CHF 133 million in the second quarter of 2004, largely reflecting an ongoing favorable credit environment.

Compared to the second quarter of 2004, policyholder benefits, claims and dividends increased by CHF 254 million, or 5%, to CHF 5,111 million. Life & Pensions reported a decrease of CHF 313 million in policyholder claims and benefits mainly reflecting lower costs for disability coverage. This was partially offset by an increase in dividends to policyholders of CHF 172 million, reflecting improved performance, which in most major markets is legally required to be passed on to policyholders. Investment income credited to policyholder account balances, reported by Life & Pensions, increased by CHF 420 million, or 174%, to CHF 661 million, due mainly to stronger market appreciation of investments backing unit-linked policies in the general account and, to a lesser extent, traditional life policies.

Total operating expenses

The Group reported total operating expenses of CHF 7,178 million in the second quarter of 2005, an increase of CHF 924 million, or 15%, compared to the second quarter of 2004, reflecting a significant increase in litigation provisions in the amount of CHF 960 million.

Insurance underwriting, acquisition and administration expenses were CHF 1,038 million, a decrease of CHF 73 million, or 7%, compared to the second quarter of 2004 reflecting improvements in most market units within both insurance segments.

Banking compensation and benefits remained essentially flat at CHF 3,098 million. A modest increase was recorded in Private Banking in connection with its strategic investments in international markets, which was partially offset by generally lower performance-related compensation within most segments.

Other expenses amounted to CHF 3,041 million, an increase of CHF 1,045 million, or 52%, primarily reflecting a significant increase in litigation provisions, as discussed below under Loss contingencies, as well as higher commission expenses and professional fees in Institutional Securities.

Loss contingencies

Based upon the applicable accounting standards and the most recent information available, the Group recorded a charge of CHF 960 million (USD 750 million) before tax, CHF 624 million after tax, in the second quarter of 2005 in Institutional Securities to increase the current reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters to CHF 1.4 billion (USD 1.1 billion), after deductions for settlements that have since taken place. On the basis of facts known, Credit Suisse Group believes that the currently recorded provision is adequate to cover the probable and reasonably estimable contingencies related to these matters. However, estimates are, by their nature, based on subjective judgments, and additional provisions, or releases of such provisions, may be required in the future based on a variety of factors, including, among other things, developments in or settlements of such litigation.

Income tax expense

The Group recorded income tax expense of CHF 213 million compared to CHF 441 million in the second quarter of 2004, a decrease of CHF 228 million, or 52%. Institutional Securities recorded an income tax benefit of CHF 239 million compared to an expense of CHF 14 million due mainly to the impact of the significant charge relating to private litigation in the second quarter of 2005. This was partially offset by an increase of CHF 92 million in Non-Life which was driven by higher pre-tax profits in most markets as well as taxes on dividends from consolidated participations.

The Group tax expense is not impacted by investments that are required to be consolidated under the relevant accounting rules as income from these investments is non-taxable. The amount of non-taxable income relating to these investments varies from one period to the next and in the second quarter of 2005 amounted to CHF 714 million. Due mainly to this effect, the Group’s effective tax rate in the second quarter of 2005 was 12% compared to the Swiss statutory rate of 22%.

Minority interests

Credit Suisse Group’s net revenues and operating expenses include the consolidation of certain entities and private equity funds primarily under Financial Accounting Standards Board Interpretation No. 46 Revised (FIN 46R). Consolidation of these entities does not impact net income as the amounts recorded in net revenues and expenses are offset by equivalent amounts recorded in minority interests.

Minority interests of CHF 708 million were reported in the second quarter 2005, an increase of CHF 160 million, or 29%, compared to the second quarter of 2004, due to significant investment-related gains in the current quarter. This also resulted in an increase of CHF 407 million, or 135%, compared to the previous quarter.

Equity capital

Credit Suisse Group’s consolidated BIS tier 1 ratio was 10.9% as of June 30, 2005, down from 12.1% as of March 31, 2005. Following approval by the Annual General Meeting, the Group launched a share buyback program and during the second quarter own shares in the amount of CHF 523 million was repurchased. While tier 1 capital remained stable, risk weighted assets increased by approximately 10%, due largely to generally increased activity and was evenly impacted by balance sheet and off-balance sheet positions. In addition, approximately one quarter of the increase was related to fluctuations in the US dollar. The Group’s shareholders’ equity as of June 30, 2005 decreased slightly to CHF 38.2 billion from CHF 38.5 billion as of March 31, 2005.

Compared to March 31, 2005 Winterthur continued to improve its capital position, reporting shareholders’ equity of CHF 9.4 billion, an increase of CHF 0.9 billion.

Net new assets

The Group reported net new assets of CHF 16.2 billion in the second quarter of 2005, an increase of CHF 0.8 billion compared to the first quarter of 2005.

Private Banking reported strong net new asset inflow of CHF 12.8 billion for the second quarter of 2005, with key markets in Asia and Europe continuing to report strong growth rates. Wealth & Asset Management recorded net new assets of CHF 4.2 billion, driven mainly by new fund commitments in Alternative Capital.

As of June 30, 2005, the Group’s total assets under management amounted to CHF 1,341.2 billion, an increase of 5.5% compared to March 31, 2005, benefiting from strong asset inflow, higher market performance and the strengthening of the US dollar.

Credit Suisse Group structure

Credit Suisse Group comprises three divisions with six reporting segments: Credit Suisse, including the segments Private Banking and Corporate & Retail Banking; Credit Suisse First Boston, including the segments Institutional Securities and Wealth & Asset Management; and Winterthur, including the segments Life & Pensions and Non-Life.

The organizational chart presented below reflects the legal entity, division and segment structure that are operational since May 16, 2005. The Bank is comprised of former Credit Suisse First Boston and former Credit Suisse, which were merged on May 13, 2005. The merger of these Swiss legal entities constitutes the first step towards the creation of an integrated organization.

It is planned that the merged bank will combine the Credit Suisse and Credit Suisse First Boston divisions in 2006 in order to better address client needs in a rapidly changing market environment. The objective of the new integrated bank is to operate more efficiently and provide enhanced advisory services and products with a sharper focus on client needs. The new integrated bank will be structured along three lines of business. Private Banking will include international and Swiss wealth management as well as services for private clients and large, small and medium-sized corporate clients including pension funds in Switzerland. Corporate & Investment Banking will include the products and services provided to corporate and investment banking clients. Asset Management will include asset management products and services.

The following table sets forth an overview of segment results:
2Q2005, in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Management	Life & Pensions	Non-Life	Corporate Center	Credit Suisse Group

Net revenues	1,810	858	3,335	1,570	3,714	2,979	(165)	14,101

Policyholder benefits, claims and dividends	–	–	–	–	3,111	1,985	15	5,111
Provision for credit losses	16	(44)	(1)	0	0	0	0	(29)

Total benefits, claims and credit losses	16	(44)	(1)	0	3,111	1,985	15	5,082

Insurance underwriting, acquisition and administration expenses	–	–	–	–	383	652	3	1,038
Banking compensation and benefits	580	291	1,897	275	–	–	55	3,098
Other expenses	504	257	1,994	348	45	60	(167)	3,041
Restructuring charges	0	0	0	0	0	1	0	1

Total operating expenses	1,084	548	3,891	623	428	713	(109)	7,178

Income/(loss) from continuing operations before taxes and minority interests	710	354	(555)	947	175	281	(71)	1,841

Income tax expense/(benefit)	123	77	(239)	81	59	125	(13)	213
Minority interests, net of tax	6	0	92	621	0	17	(28)	708

Income/(loss) from continuing operations	581	277	(408)	245	116	139	(30)	920

Income/(loss) from discontinued operations, net of tax	0	0	0	0	0	(2)	1	(1)
Net income/(loss)	581	277	(408)	245	116	137	(29)	919

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):
	Credit Suisse Group

in CHF m, except where indicated	30.06.05	31.03.05	31.12.04

Risk-weighted positions	224,770	202,943	187,775
Market risk equivalents	13,411	12,336	11,474

Risk-weighted assets	238,181	215,279	199,249

Tier 1 capital	25,934	26,022	24,596
of which non-cumulative perpetual preferred securities	2,186	2,147	2,118

Tier 1 ratio	10.9%	12.1%	12.3%

Total capital	33,270	33,847	33,121
Total capital ratio	14.0%	15.7%	16.6%

As of January 1, 2004, Credit Suisse Group bases its capital adequacy calculations on US GAAP, which is in accordance with the Swiss Federal Banking Commission (SFBC) newsletter 32 (dated December 18, 2003). The SFBC has advised Credit Suisse Group that it may continue to include as Tier 1 capital CHF 2.1 bn (March 31, 2005 and December 31, 2004: CHF 2.1 bn) of equity from special purpose entities, which are deconsolidated under FIN 46R.

The following table sets forth details of assets under management and client assets:
in CHF bn	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04

Private Banking
Assets under management	602.3	564.3	539.1	6.7	11.7
Client assets	637.1	596.1	569.4	6.9	11.9

Corporate & Retail Banking
Assets under management	54.9	54.5	53.9	0.7	1.9
Client assets	112.8	102.3	102.1	10.3	10.5

Institutional Securities
Assets under management	14.2	16.1	15.2	(11.8)	(6.6)
Client assets	112.6	104.5	95.1	7.8	18.4

Wealth & Asset Management
Assets under management 1)	519.9	492.0	472.9	5.7	9.9
Client assets	536.7	508.9	488.9	5.5	9.8

Life & Pensions
Assets under management	122.5	119.5	115.5	2.5	6.1
Client assets	122.5	119.5	115.5	2.5	6.1

Non-Life
Assets under management	27.4	25.2	24.1	8.7	13.7
Client assets	27.4	25.2	24.1	8.7	13.7

Credit Suisse Group
Discretionary assets under management	662.4	620.7	595.8	6.7	11.2
Advisory assets under management	678.8	650.9	624.9	4.3	8.6

Total assets under management	1,341.2	1,271.6	1,220.7	5.5	9.9

Total client assets	1,549.1	1,456.5	1,395.1	6.4	11.0

The following table sets forth details of net new assets:
				6 months

in CHF bn	2Q2005	1Q2005	2Q2004	2005	2004

Private Banking	12.8	7.0	7.9	19.8	18.7
Corporate & Retail Banking	0.4	1.0	(0.3)	1.4	0.6
Institutional Securities	(1.5)	(0.5)	(0.6)	(2.0)	1.2
Wealth & Asset Management 1)	4.2	5.1	2.0	9.3	2.0
Life & Pensions	0.3	2.8	0.1	3.1	2.2

Credit Suisse Group	16.2	15.4	9.1	31.6	24.7

1) Excluding assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation of the Wealth & Asset Management segment results, in which such assets are included.

Risk Management

Credit Suisse Group’s overall position risk, measured on the basis of Economic Risk Capital (ERC), increased 11% in the second quarter of 2005 compared with the previous quarter. The increase was mainly due to higher risk levels at Credit Suisse First Boston as well as the strengthening of the US dollar. The more narrowly defined average Value-at-Risk (VaR) in US dollar terms for the Group’s trading books decreased by 6% during the second quarter of 2005 due to a reduction in the VaR for mortgage exposures following a reduction in the market volatility observed over the last two years. The loan portfolios across the Group continued to benefit from a favorable credit environment, resulting in a net release of credit provisions of CHF 29 million for the second quarter of 2005.

Economic Risk Capital trends

Credit Suisse Group assesses risk and economic capital adequacy using its Economic Risk Capital (ERC) model. ERC is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. Credit Suisse Group assigns ERC for position risk, operational risk and business risk. Position risk measures the potential annual economic loss associated with market, credit and insurance exposures that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes). It is not a measure of the potential impact on reported earnings, since non-trading activities generally are not marked to market through earnings.

Over the course of the second quarter of 2005, Credit Suisse Group’s 1-year, 99% position risk ERC increased by 11%, mainly due to higher risk levels at Credit Suisse First Boston as well as the strengthening of the US dollar.

At the end of the second quarter of 2005, 52% of the Group’s position risk ERC was with Credit Suisse First Boston, 33% with Winterthur, 13% with Credit Suisse and 2% with the Corporate Center.

Trading risks

Credit Suisse Group assumes trading risks through the trading activities of the Institutional Securities segment and – to a lesser extent – the trading activities of the Private Banking and Corporate & Retail Banking segments. The other segments do not engage in trading activities. Trading risks are measured using VaR as one of a range of risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. In order to show the aggregate market risk in the Group’s trading books, the table below shows the trading-related market risk on a consolidated basis, as measured by a 10-day VaR scaled to a 1-day holding period and based on a 99% confidence level. This means that there is a one in 100 chance of incurring a daily mark-to-market trading loss that is at least as large as the reported VaR.

Credit Suisse Group’s average 1-day, 99% VaR in the second quarter of 2005 was CHF 65 million, compared to CHF 67 million during the first quarter of 2005. In US dollar terms, Credit Suisse Group’s average 1-day, 99% VaR was USD 53 million during the second quarter 2005, compared to USD 57 million during the first quarter of 2005. The decrease in average VaR was due to a reduction in the VaR for mortgage exposures as a consequence of the reduction in the market volatility observed over the last two years (first quarter 2003 data replaced by more benign first quarter 2005 data in the rolling two-year underlying data set used to compute VaR).

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects due to movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Credit Suisse Group had no backtesting exceptions during the second quarter of 2005 (and no backtesting exceptions in the last twelve months). The histogram entitled “Frequency of trading revenue” compares the distribution of daily backtesting profit and loss during the second quarter of 2005 with the distribution of actual trading revenues, which includes fees, commissions, provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Loan exposure

Credit Suisse Group’s total loan exposure grew 3% as of June 30, 2005 compared to March 31, 2005, with the increase concentrated at Credit Suisse.

Compared to March 31, 2005 non-performing loans increased slightly while total impaired loans at Credit Suisse Group declined 3% as of June 30, 2005. Non-performing loans increased 11% and total impaired loans at Credit Suisse First Boston increased by 10% in the second quarter of 2005, with much of the increase relating to the impact of foreign exchange translation into Swiss francs. Credit Suisse reported a small reduction in total non-performing loans and a 6% decline in total impaired loans, while Winterthur reported small reductions in both categories.

During the second quarter of 2005, the Group recorded a net release of provisions for credit losses amounting to CHF 29 million, compared to a net release of CHF 36 million recorded in the first quarter. Presented in the accompanying tables are the additions, releases and recoveries included in determining the allowance for loan losses.

Coverage of total impaired loans by valuation allowances at Credit Suisse Group and Credit Suisse was virtually unchanged at the end of the second quarter of 2005 compared to the end of the first quarter, while coverage deteriorated at Credit Suisse First Boston.

The following table sets forth the Group's risk profile, using ERC as the common risk denominator:
		Change in % from		Change Analysis: Brief Summary

in CHF m	30.06.05	31.03.05	30.06.04	30.06.05 vs 31.03.05

Interest Rate ERC, Credit Spread ERC & Foreign Exchange Rate ERC	4,663	3	7	Higher foreign exchange rate and credit spread risks at Winterthur
Equity Investment ERC	3,855	11	27	Higher equity trading risk at Credit Suisse First Boston plus higher equity exposures at Winterthur
Swiss & Retail Lending ERC	1,667	(1)	(5)	No material change
International Lending ERC & Counterparty ERC	2,707	23	1	Higher lending risks at Credit Suisse First Boston due to syndications plus higher US dollar exchange rate
Emerging Markets ERC	2,191	16	9	Higher exposures at Credit Suisse First Boston plus higher US dollar exchange rate
Real Estate ERC & Structured Asset ERC 1)	4,537	13	32	Higher residential and commercial real estate exposures at Credit Suisse First Boston plus higher US dollar exchange rate
Insurance Underwriting ERC	827	(2)	24	No change

Simple sum across risk categories	20,447	10	14

Diversification benefit	(6,392)	7	22

Total Position Risk ERC	14,055	11	10

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC have to be considered. For a more detailed description of the Group’s ERC model, please refer to Credit Suisse Group's Annual Report 2004, which is available on the website: www.credit-suisse.com/annualreport2004. Prior period balances have been restated for methodology changes in order to maintain consistency over time.
1) This category comprises the real estate investments of Winterthur, Credit Suisse First Boston’s commercial real estate exposures, Credit Suisse First Boston’s residential real estate exposures, Credit Suisse First Boston’s asset-backed securities exposure as well as the real estate acquired at auction and real estate for own use in Switzerland.

The following table sets forth the trading-related market risk exposure for Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR:
	2Q2005						1Q2005 1)

in CHF m	Minimum		Maximum		Average	30.06.05	Minimum		Maximum		Average	31.03.05

Credit Suisse Group 2)
Interest rate & credit spread	44.2		73.5		61.6	44.2	43.3		77.9		63.5	58.9
Foreign exchange rate	8.0		21.3		13.0	8.0	10.5		30.0		20.3	12.2
Equity	31.4		46.7		37.6	45.3	23.4		47.8		33.2	37.5
Commodity	1.3		9.5		3.2	9.5	0.8		3.1		1.5	2.5
Diversification benefit	–	3)	–	3)	(50.6)	(51.0)	–	3)	–	3)	(51.8)	(42.1)

Total	52.0		77.1		64.8	56.0	57.7		77.1		66.7	69.0

1) Adjusted.
2) Disclosure covers all trading books of Credit Suisse Group. Numbers represent daily 10-day VaR scaled to a 1-day holding period.
3) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

The following table sets forth the gross loan exposure of the three divisions and Credit Suisse Group:
	Credit Suisse			Credit Suisse First Boston			Winterthur			Credit Suisse Group

in CHF m	30.06.05	31.03.05	31.12.04	30.06.05	31.03.05	31.12.04	30.06.05	31.03.05	31.12.04	30.06.05	31.03.05	31.12.04

Consumer loans:
Mortgages	69,828	68,454	67,119	0	0	0	8,098	8,290	8,485	77,926	76,744	75,604
Loans collateralized by securities	16,195	15,425	15,018	0	0	0	4	4	4	16,199	15,429	15,022
Other	2,596	2,250	2,319	828	746	540	0	0	0	3,424	2,995	2,859

Consumer loans	88,619	86,129	84,456	828	746	540	8,102	8,294	8,489	97,549	95,168	93,485

Corporate loans:
Real estate	26,282	26,456	26,135	585	578	613	1,372	1,348	1,376	28,239	28,382	28,124
Commercial & industrial loans	37,449	36,633	33,126	14,155	14,216	13,501	1,452	1,362	958	53,056	52,211	47,585
Loans to financial institutions	8,291	7,111	6,279	6,647	5,987	5,351	2,102	2,084	2,096	17,031	15,182	13,726
Governments and public institutions	1,646	1,931	1,898	252	250	402	2,174	2,107	2,101	4,072	4,287	4,401

Corporate loans	73,668	72,131	67,438	21,639	21,031	19,867	7,100	6,901	6,531	102,398	100,062	93,836

Loans, gross	162,287	158,260	151,894	22,467	21,777	20,407	15,202	15,195	15,020	199,947	195,230	187,321

(Unearned income)/deferred expenses, net	130	136	142	(35)	(33)	(32)	9	7	5	104	110	116
Allowance for loan losses	(2,115)	(2,245)	(2,438)	(558)	(543)	(533)	(59)	(64)	(66)	(2,733)	(2,851)	(3,038)

Total loans, net	160,302	156,151	149,598	21,874	21,201	19,842	15,152	15,138	14,959	197,318	192,489	184,399

This disclosure presents the lending exposure of the Group from a risk management perspective. This presentation differs from other disclosures in this document.

The following table sets forth the impaired loan portfolio of the three divisions and Credit Suisse Group:
	Credit Suisse			Credit Suisse First Boston				Winterthur			Credit Suisse Group

in CHF m	30.06.05	31.03.05	31.12.04	30.06.05	31.03.05	1)	31.12.04	30.06.05	31.03.05	31.12.04	30.06.05	31.03.05	1)	31.12.04

Non-performing loans	1,347	1,334	1,481	311	279		268	36	37	22	1,693	1,650		1,771
Non-interest earning loans	1,101	1,127	1,259	11	11		9	13	13	14	1,126	1,152		1,281

Total non-performing loans	2,448	2,461	2,740	322	290		277	49	50	36	2,819	2,802		3,052

Restructured loans	9	5	95	82	42		17	1	5	5	91	52		117
Potential problem loans	813	1,012	1,077	353	355		355	65	67	71	1,232	1,433		1,503

Total other impaired loans	822	1,017	1,172	435	397		372	66	72	76	1,323	1,485		1,620

Total impaired loans, gross	3,270	3,478	3,912	757	687		649	115	122	112	4,142	4,287		4,672

Valuation allowances as % of
Total non-performing loans	86.4%	91.2%	89.0%	173.3%	187.2%		192.4%	120.4%	128.0%	183.3%	96.9%	101.7%		99.5%
Total impaired loans	64.7%	64.5%	62.3%	73.7%	79.0%		82.1%	51.3%	52.5%	58.9%	66.0%	66.5%		65.0%

1) Adjusted.

The following table sets forth the movements in the allowance for loan losses of the three divisions and Credit Suisse Group:
	Credit Suisse			Credit Suisse First Boston			Winterthur			Credit Suisse Group

in CHF m	2Q2005	1Q2005	2Q2004	2Q2005	1Q2005	2Q2004	2Q2005	1Q2005	2Q2004	2Q2005	1Q2005	2Q2004

Balance beginning of period	2,245	2,438	2,904	543	533	1,199	64	66	86	2,851	3,038	4,189

New provisions	102	65	143	65	19	174	6	1	3	173	85	319
Releases of provisions	(134)	(81)	(91)	(60)	(41)	(89)	(4)	(3)	(2)	(198)	(125)	(181)

Net additions/(releases) charged to income statement	(32)	(16)	52	5	(22)	85	2	(2)	1	(25)	(40)	138

Gross write-offs	(119)	(190)	(306)	(56)	(33)	(247)	(7)	0	(3)	(182)	(223)	(556)
Recoveries	11	9	7	6	14	12	0	0	0	17	23	20

Net write-offs	(108)	(181)	(299)	(50)	(19)	(235)	(7)	0	(3)	(165)	(200)	(536)

Provisions for interest	2	(2)	2	23	19	11	0	0	0	25	17	11
Foreign currency translation impact and other adjustments, net	8	6	(2)	37	32	(3)	0	0	(8)	47	36	(12)

Balance end of period	2,115	2,245	2,657	558	543	1,057	59	64	76	2,733	2,851	3,790

Provision for credit losses disclosed in the Credit Suisse Group consolidated statements of income also includes provisions for lending-related exposure of CHF -4 million, CHF 4 million and CHF -5 million for 2Q2005, 1Q2005 and 2Q2004, respectively.

Private Banking

Private Banking provides high-net-worth individuals in Switzerland and in numerous other markets around the world with wealth management products and services.

During the second quarter, Private Banking continued to expand its presence in international growth markets. A representative office was opened in Guangzhou, providing access to southern China. In St. Petersburg, Russia, Private Banking opened a representative office, serving clients in the rapidly developing northern Russian region.

Private Banking reported net income of CHF 581 million in the second quarter of 2005, driven by good net revenues, as a result of stable lending, deposit and commission income. Net income decreased by CHF 84 million, or 13%, compared to the second quarter of 2004 and by CHF 104 million, or 15%, compared to the previous quarter. Strong net new asset inflows of CHF 12.8 billion for the second quarter of 2005 combined with positive market performance resulted in an increase in assets under management which exceeded CHF 600 billion at the end of the second quarter.

Net revenues of CHF 1,810 million in the second quarter of 2005 were CHF 59 million, or 3%, below the second quarter of 2004. This decrease in net revenues is caused by large gains in the second quarter 2004 of CHF 57 million from changes in the fair value of interest rate derivatives used for risk management purposes that do not qualify for hedge accounting, compared to a small loss in the second quarter of 2005. The significant decline in net interest income, down CHF 135 million, or 21%, resulted from lower dividends received on Private Banking’s trading portfolio in the second quarter of 2005 compared to the second quarter of 2004 with an offsetting effect in trading revenues. In 2004 most dividends were received in the second quarter, whereas during 2005 the dividend income was spread evenly over the first two quarters. Compared to the first quarter of 2005, lower income from trading execution resulted in an anticipated decrease of overall trading revenues by 50% to CHF 85 million. In the second quarter, Private Banking generated stable net interest income and strong commission income, which was virtually unchanged compared to both the second quarter of 2004 and the first quarter of 2005. The ongoing high level of commission income reflects Private Banking’s leading position in product innovation.

Total operating expenses amounted to CHF 1,084 million in the second quarter of 2005, virtually unchanged compared to the same period of last year but increased by CHF 24 million, or 2%, compared to the seasonally low previous quarter. Slightly higher compensation and benefits compared to the second quarter of 2004 were related to Private Banking’s ongoing strategic investment in international growth markets in Asia, the Middle East and Eastern Europe. This effect was partially offset by lower performance-related compensation accruals.

The cost/income ratio stood at 59.9% in the second quarter of 2005, 2.0 percentage points above the corresponding period in 2004 and 4.5 percentage points above the previous quarter. This reflects seasonally higher expenses compared to the first quarter of 2005, the strategic investments in new international growth markets and lower net revenues.

The gross margin for the first half of 2005 amounted to 131.5 basis points, achieving the mid-term target of 130 basis points. The reduction in Private Banking’s gross margin in the second quarter of 2005 to 125.6 basis points reflected the lower net revenues as well as the increase of the asset base towards the quarter-end, for which revenues were not fully recognized in the second quarter of this year.

Private Banking reported strong net new asset inflow of CHF 12.8 billion for the second quarter of 2005. The growth rate in net new assets for the first half of 2005 was 7.3%, which is well above our mid-term target of 5%. Strategic key markets in Asia and Europe continued to report strong growth rates.

Assets under management stood at CHF 602.3 billion at the end of the second quarter of 2005, up CHF 38.0 billion, or 6.7%, compared to the end of the previous quarter and up CHF 63.2 billion, or 11.7%, compared to year-end 2004. Strong asset inflows, higher equity markets as well as the strengthening of the US dollar contributed to this high level of assets under management.

The following table presents the results of the Private Banking segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Net interest income	513	514	648	0	(21)	1,027	1,059	(3)

Commissions and fees	1,180	1,209	1,178	(2)	0	2,389	2,470	(3)
Trading revenues including realized gains/(losses) from investment securities, net	85	169	9	(50)	–	254	190	34
Other revenues	32	20	34	60	(6)	52	90	(42)

Total noninterest revenues	1,297	1,398	1,221	(7)	6	2,695	2,750	(2)

Net revenues	1,810	1,912	1,869	(5)	(3)	3,722	3,809	(2)

Provision for credit losses	16	3	(8)	433	–	19	(2)	–

Compensation and benefits	580	600	564	(3)	3	1,180	1,146	3
Other expenses	504	460	519	10	(3)	964	1,012	(5)
Restructuring charges	0	0	0	–	–	0	(2)	(100)

Total operating expenses	1,084	1,060	1,083	2	0	2,144	2,156	(1)

Income from continuing operations before taxes and minority interests	710	849	794	(16)	(11)	1,559	1,655	(6)

Income tax expense	123	156	124	(21)	(1)	279	299	(7)
Minority interests, net of tax	6	8	5	(25)	20	14	10	40

Net income	581	685	665	(15)	(13)	1,266	1,346	(6)

The following table presents key information of the Private Banking segment:
				6 months

	2Q2005	1Q2005	2Q2004	2005	2004

Cost/income ratio	59.9%	55.4%	57.9%	57.6%	56.6%

Gross margin	125.6 bp	137.7 bp	139.1 bp	131.5 bp	142.7 bp
of which asset-driven	79.0 bp	82.8 bp	80.9 bp	80.8 bp	81.3 bp
of which transaction-driven	44.1 bp	49.4 bp	47.7 bp	46.7 bp	52.2 bp
of which other	2.5 bp	5.5 bp	10.5 bp	4.0 bp	9.2 bp
Net margin	40.7 bp	49.9 bp	49.9 bp	45.2 bp	50.8 bp

Net new assets in CHF bn	12.8	7.0	7.9	19.8	18.7

Average allocated capital in CHF m	3,841	3,591	3,414	3,720	3,317

The following table outlines selected balance sheet and other data of the Private Banking segment:
	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04

Assets under management in CHF bn	602.3	564.3	539.1	6.7	11.7

Total assets in CHF bn	223.4	207.5	188.7	7.6	18.4

Number of employees (full-time equivalents)	12,722	12,555	12,342	1	3

Corporate & Retail Banking

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Corporate & Retail Banking again reported a record result in the second quarter of 2005 and a corresponding high return on average allocated capital.

In line with the strategic aim of gaining market share in high-end retail business, particularly in investment products, Credit Suisse launched a new investment product in the second quarter: Credit Suisse Triamant. This new product combines the advantages of professional asset management with those of an investment fund by providing actively managed asset allocation, broad diversification, and transparent reporting and underscores Corporate & Retail Banking’s strategy to provide more innovative investment products to retail clients.

Corporate & Retail Banking recorded net income of CHF 277 million in the second quarter of 2005. This result represents an increase of CHF 21 million, or 8%, compared to the corresponding period of last year and was slightly above the previous quarter. Strong revenue generation and net releases of provisions for credit losses were the main drivers of this favorable result.

Net revenues in the second quarter of 2005 amounted to CHF 858 million, down CHF 92 million, or 10%, compared to the corresponding period of 2004. This decrease was related to large gains in the second quarter of 2004 of CHF 136 million from changes in the fair value of interest rate derivatives used for risk management purposes that did not qualify for hedge accounting in the second quarter of 2004, compared to a small loss in the second quarter of 2005. Provisions for credit losses in the second quarter of 2005 resulted in a net release of CHF 44 million, compared to net provisions of CHF 60 million in the corresponding period of last year and a net release of CHF 19 million in the previous quarter. The net release in the second quarter of 2005 reflects releases of provisions and a low level of new provisions as a result of the ongoing favorable credit environment. Total impaired loans declined from CHF 3.2 billion at the end of March 2005 to CHF 3.0 billion at the end of June 2005.

Total operating expenses amounted to CHF 548 million in the second quarter of 2005 and were virtually unchanged compared to the same period of the previous year. The increase of total operating expenses by CHF 19 million, or 4%, compared to the previous quarter was primarily related to expected higher other expenses mainly based on higher IT project costs and marketing expenses compared to the seasonally low first quarter of 2005. These higher other expenses were partially offset by lower compensation and benefits.

Corporate & Retail Banking achieved a strong return on average allocated capital of 21.8% during the first half year of 2005, an improvement of 4.1 percentage points compared to the same period in 2004. The return on average allocated capital stood well above Corporate & Retail Banking’s mid-term target of 15%.

The segment’s cost/income ratio stood at 63.9% for the second quarter of 2005, 5.7 percentage points above the same period of last year, due to the above-mentioned positive changes in the fair value of interest rate derivatives in the second quarter of 2004. Compared to the previous quarter, the cost/income ratio increased by 2.4 percentage points, reflecting seasonally low expenses in the first quarter.

The following table presents the results of the Corporate & Retail Banking segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Net interest income	521	507	523	3	0	1,028	1,059	(3)

Commissions and fees	217	224	208	(3)	4	441	416	6
Trading revenues including realized gains/(losses) from investment securities, net	83	101	197	(18)	(58)	184	220	(16)
Other revenues	37	28	22	32	68	65	42	55

Total noninterest revenues	337	353	427	(5)	(21)	690	678	2

Net revenues	858	860	950	0	(10)	1,718	1,737	(1)

Provision for credit losses	(44)	(19)	60	132	–	(63)	108	–

Compensation and benefits	291	308	300	(6)	(3)	599	575	4
Other expenses	257	221	253	16	2	478	472	1

Total operating expenses	548	529	553	4	(1)	1,077	1,047	3

Income from continuing operations before taxes and minority interests	354	350	337	1	5	704	582	21

Income tax expense	77	75	80	3	(4)	152	136	12
Minority interests, net of tax	0	1	1	(100)	(100)	1	1	0

Net income	277	274	256	1	8	551	445	24

The following table presents key information of the Corporate & Retail Banking segment:
				6 months

	2Q2005	1Q2005	2Q2004	2005	2004

Cost/income ratio	63.9%	61.5%	58.2%	62.7%	60.3%

Net new assets in CHF bn	0.4	1.0	(0.3)	1.4	0.6

Return on average allocated capital	21.4%	22.4%	20.4%	21.8%	17.7%
Average allocated capital in CHF m	5,185	4,914	5,050	5,064	5,035

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:
	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04

Assets under management in CHF bn	54.9	54.5	53.9	0.7	1.9

Total assets in CHF bn	106.7	102.9	99.5	3.7	7.3

Mortgages in CHF bn	64.5	63.6	63.0	1.4	2.4

Other loans in CHF bn	26.3	25.2	23.7	4.4	11.0

Number of branches	214	214	214	-	-

Number of employees (full-time equivalents)	8,328	8,297	8,314	0	0

Institutional Securities

Institutional Securities provides financial advisory, lending and capital raising services, as well as sales and trading for global users and suppliers.

Institutional Securities had a second quarter 2005 net loss of CHF 408 million compared with net income of CHF 129 million in the second quarter of 2004. The primary reason for this result was a CHF 960 million before tax (CHF 624 million after tax) charge to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. Excluding this litigation charge, Institutional Securities would have reported net income of CHF 216 million in the second quarter of 2005, an increase of CHF 87 million, or 67%, compared with the second quarter of 2004.

Net revenues for the quarter were CHF 3,335 million, an increase of 6% when compared with the second quarter of 2004. Excluding minority interest revenues, net revenues increased by 5%.

Compared to the first quarter of 2005, net income decreased from CHF 540 million to a net loss of CHF 408 million, reflecting higher other expenses due to the charge for certain private litigation and a decrease in net revenues.

Provision for credit losses amounted to a net release of CHF 1 million reflecting the favorable credit environment for lenders during the second quarter of 2005. This compares to CHF 80 million of provisions in the second quarter of 2004 and a net release of CHF 19 million in the first quarter of 2005. Compared to March 31, 2005, total impaired loans increased CHF 70 million to CHF 757 million, and valuation allowances as a percentage of total impaired loans decreased 5.3 percentage points to 73.7% as of June 30, 2005.

Total operating expenses of CHF 3,891 million were CHF 1,033 million, or 36%, higher compared to the second quarter of 2004. Compensation and benefits decreased slightly, reflecting lower severance and performance-related compensation costs. Other expenses increased by CHF 1,052 million, or 112%, primarily reflecting a CHF 960 million before tax (CHF 624 million after tax) charge to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve of CHF 702 million before tax for these private litigation matters, which was originally established in 2002. This brings the total reserve for these private litigation matters to CHF 1.4 billion after deductions for settlements that have since taken place. Other expenses also reflected higher commission expenses due to increased business activity and higher professional fees, compared to the second quarter of 2004. Excluding the charge for these private litigation matters, total operating expenses would have been 3% higher compared to the second quarter of 2004. Compared to the first quarter of 2005, total operating expenses increased by 29%, due to the litigation charge and higher other expenses offset in part by lower compensation and benefits.

Total investment banking revenues include debt underwriting, equity underwriting and advisory and other fees. Second quarter 2005 investment banking revenues of CHF 948 million increased by 5% compared to the second quarter of 2004 due to increases in advisory fees. Underwriting results remained flat when compared with the second quarter of 2004. When compared with the prior quarter, investment banking revenues increased 51%, with significantly higher revenues from advisory fees and debt and equity underwriting.

Debt underwriting revenues of CHF 465 million remained flat compared to the second quarter of 2004, primarily reflecting lower results in leverage finance from a strong second quarter of 2004 and higher results in asset-backed securities and residential structured products. Debt underwriting revenues increased 52% from the first quarter of 2005, driven by higher results in leverage finance and investment grade capital markets. Strong leverage finance results were achieved primarily due to higher revenues in the syndicated loan business, reflecting an industry-wide increase in global syndicated loan volume in the second quarter of 2005 and an improvement in Institutional Securities’ global syndicated loan market share. Leverage finance revenues from high-yield underwriting were down significantly in the quarter reflecting lower levels of issuance, commensurate with an industry-wide decline in global high-yield new issuance. However, for the second quarter of 2005, Institutional Securities improved its ranking to second in global high-yield new issuance, up from number three at the end of the first quarter. Investment grade capital markets revenue increased from a year ago and the prior quarter, reflecting a greater focus on more profitable transactions. As a result, Institutional Securities ranked eleventh in global investment grade new issuance for the second quarter of 2005, up from number thirteen in the first quarter but down from third for the full year 2004.

Equity underwriting revenues of CHF 185 million in the second quarter of 2005 remained flat compared to the second quarter of 2004, consistent with industry-wide issuance volumes, and increased 34% compared to the first quarter of 2005 despite a 15% decline in the volume of industry-wide new equity issuance versus the first quarter of 2005. Institutional Securities ranked third in global IPO market share and first in Americas IPO market share for the second quarter of 2005. Key transactions for the quarter reflected the geographic and industry breadth of the equity franchise and included IPOs for Deerfield Triarc Capital Corp. (US real estate-related specialty finance company), Pyaterochka Holding (Russian grocery retailer), Shanghai Electric Group Company Ltd. (the largest non-Japan Asia IPO in 2005 to date), and Lojas Renner (Brazilian department store) for JC Penney.

Advisory and other fees of CHF 298 million increased 24% compared to the second quarter of 2004 and 63% compared to the first quarter of 2005. The increase in revenues in the second quarter of 2005 was primarily a result of increased industry-wide activity, as well as Institutional Securities’ increase in global announced mergers and acquisitions market share in the prior quarter. The increase in advisory revenues was a result of our focus on leading companies in several consolidating industries. Through the second quarter of 2005, Institutional Securities improved its ranking to number seven in global announced mergers and acquisitions (up from number eleven for the full year 2004) and number five in global completed mergers and acquisitions (up from number nine for the full year 2004). Notable transactions in Europe and the Americas that were announced in the quarter include the Fortune Brands and Pernod Ricard acquisition of Allied Domecq, the BASF AG and Shell International Ltd. sale of their joint venture Basell NV, and the Texas Pacific Group and Warburg Pincus LLC acquisition of Neiman Marcus Group Inc.

Total trading revenues include results from fixed income and equity sales and trading. Total trading revenues for the second quarter of 2005 of CHF 2,028 million increased by CHF 173 million, or 9%, compared to the second quarter of 2004. Total trading revenues declined by 29% compared to the particularly strong first quarter of 2005, reflecting a more challenging environment for both fixed income and equity trading. Institutional Securities’ second quarter 2005 average daily Value-at-Risk (VaR) was CHF 62 million, down from CHF 68 million in the second quarter of 2004 and down modestly from CHF 63 million in the first quarter of 2005, reflecting declines in interest rate and foreign exchange risk levels, offset in part by increases in equity and commodity risk levels.

Fixed income trading generated revenues of CHF 1,194 million in the second quarter of 2005, an increase of 18% from the second quarter of 2004. Credit markets were challenging during the quarter with increased volatility as credit spreads first widened then retracted during the quarter. Interest rate markets were also challenging as the yield curve flattened during the quarter. The increase in revenues primarily reflected improved results in risk taking and positioning, leverage finance, commercial structured products and emerging markets, partially offset by weaker results in interest rate products, asset-backed securities and residential structured products. The overall residential mortgage business performed well in the quarter but was down when compared to the strong second quarter of 2004. The second quarter of 2004 also included losses on certain derivatives used for risk management purposes that did not qualify for hedge accounting. Compared to a very strong first quarter of 2005, fixed income trading decreased by 38% due to a much more challenging market environment resulting in weaker performances across most fixed income products, except for Latin America trading and risk taking and positioning. The first quarter of 2005 included a CHF 125 million positive adjustment to the valuation of over-the-counter (OTC) derivatives in connection with enhancements to bring Institutional Securities’ estimates of fair value closer to how the dealer market prices such derivatives.

Equity trading revenues remained stable at CHF 834 million in the second quarter of 2005 compared to the second quarter of 2004. Higher revenues in prime services and the global cash businesses were offset by weaker revenues in the convertibles and derivatives businesses. The prime services business had a strong quarter with significant revenue growth over prior periods, due to growth in client balances and higher short-term interest rates. Alternative execution services continued to experience strong growth. Institutional Securities was ranked number one in 2004 in program trading, an integral part of the alternative execution suite of products, by top clients according to Institutional Investor , joining our algorithmic trading platform as an award-winner. The convertibles business was impacted by challenging market conditions with weaker valuations, poor liquidity, wider credit spreads and lower volatility. The derivatives business was hindered by a dramatic reduction in implied volatility levels during the quarter resulting in lower revenues. Equity trading revenues decreased by CHF 92 million, or 10%, compared to the first quarter of 2005, primarily due to weaker revenues in risk taking and positioning, convertibles, equity derivatives and the global cash business, partially offset by improvements in the prime services business.

Other (including loan portfolio) revenues of CHF 359 million in the second quarter of 2005 decreased by 5% from the second quarter of 2004 due to lower gains on private equity-related investments not managed as part of Alternative Capital, offset by higher minority interest-related revenues and a valuation adjustment relating to the sale of a financing transaction. The second quarter of 2004 included a significant gain on the sale of the TradeWeb investment.

The following table presents the results of the Institutional Securities segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Net interest income	1,109	909	1,065	22	4	2,018	2,107	(4)

Investment banking	948	627	902	51	5	1,575	1,742	(10)
Commissions and fees	583	679	617	(14)	(6)	1,262	1,380	(9)
Trading revenues including realized gains/(losses) from investment securities, net	433	1,345	199	(68)	118	1,778	1,447	23
Other revenues	262	282	351	(7)	(25)	544	455	20

Total noninterest revenues	2,226	2,933	2,069	(24)	8	5,159	5,024	3

Net revenues	3,335	3,842	3,134	(13)	6	7,177	7,131	1

Provision for credit losses	(1)	(19)	80	(95)	–	(20)	59	–

Compensation and benefits	1,897	2,070	1,916	(8)	(1)	3,967	4,167	(5)
Other expenses	1,994	936	942	113	112	2,930	1,789	64

Total operating expenses	3,891	3,006	2,858	29	36	6,897	5,956	16

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes	(555)	855	196	–	–	300	1,116	(73)

Income tax expense/(benefit)	(239)	216	14	–	–	(23)	271	–
Minority interests, net of tax	92	111	53	(17)	74	203	93	118

Income/(loss) from continuing operations before cumulative effect of accounting changes	(408)	528	129	–	–	120	752	(84)

Cumulative effect of accounting changes, net of tax	0	12	0	(100)	–	12	0	–

Net income/(loss)	(408)	540	129	–	–	132	752	(82)

The following table presents the revenue details of the Institutional Securities segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Debt underwriting	465	306	472	52	(1)	771	869	(11)
Equity underwriting	185	138	189	34	(2)	323	432	(25)

Underwriting	650	444	661	46	(2)	1,094	1,301	(16)

Advisory and other fees	298	183	241	63	24	481	441	9

Total investment banking	948	627	902	51	5	1,575	1,742	(10)

Fixed income	1,194	1,926	1,012	(38)	18	3,120	2,881	8
Equity	834	926	843	(10)	(1)	1,760	1,948	(10)

Total trading	2,028	2,852	1,855	(29)	9	4,880	4,829	1

Other (including loan portfolio)	359	363	377	(1)	(5)	722	560	29

Net revenues	3,335	3,842	3,134	(13)	6	7,177	7,131	1

The following table presents key information of the Institutional Securities segment:
				6 months

	2Q2005	1Q2005	2Q2004	2005	2004

Cost/income ratio	116.7%	78.2%	91.2%	96.1%	83.5%

Compensation/revenue ratio	56.9%	53.9%	61.1%	55.3%	58.4%

Pre-tax margin	(16.6%)	22.3%	6.3%	4.2%	15.6%

Return on average allocated capital	(13.7%)	20.5%	4.9%	2.3%	14.8%
Average allocated capital in CHF m	11,873	10,518	10,583	11,315	10,139

Other data excluding minority interests
Cost/income ratio 1) 2)	120.0%	80.6%	92.8%	98.9%	84.6%

Compensation/revenue ratio 1)	58.6%	55.5%	62.2%	56.9%	59.2%

Pre-tax margin 1) 2)	(20.0%)	19.9%	4.6%	1.4%	14.5%

1) Excluding CHF 97 million, CHF 111 million, CHF 53 million, CHF 208 million and CHF 93 million in 2Q2005, 1Q2005, 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
2) Excluding CHF 5 million, CHF 0 million, CHF 0 million, CHF 5 million and CHF 0 million in 2Q2005, 1Q2005 and 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Institutional Securities segment:
	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04

Total assets in CHF bn	872.3	760.0	707.9	14.8	23.2

Number of employees (full-time equivalents)	16,942	16,626	16,498	2	3

Wealth & Asset Management

Wealth & Asset Management offers international asset management services to institutional, mutual fund and private investors, provides advisory services for, and invests in, alternative investment vehicles including private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors.

The Wealth & Asset Management segment is comprised of Credit Suisse Asset Management, Alternative Capital, Private Client Services and Other.

Wealth & Asset Management reported net income of CHF 245 million for the second quarter of 2005, a decrease of 19% compared to the strong second quarter of 2004, which included a particularly high level of investment-related gains in Alternative Capital. Net income increased CHF 110 million, or 81%, compared to the first quarter of 2005.

Wealth & Asset Management’s second quarter 2005 net revenues were CHF 1,570 million, a 5% increase from the second quarter of 2004. Net revenues (excluding minority interest revenues) were down 9% primarily as a result of lower investment-related gains. Revenues before investment-related gains of CHF 663 million were flat compared to the second quarter of 2004 due primarily to higher placement fees in the private funds business of Alternative Capital offset by lower management fees in Credit Suisse Asset Management. When compared with the first quarter of 2005, revenues before investment-related gains were flat.

Second quarter 2005 investment-related gains decreased 26% to CHF 282 million compared to the second quarter of 2004, which was due to an exceptionally high level of private equity gains in Alternative Capital in the second quarter of 2004. Investment-related gains increased 169% compared to the first quarter of 2005 due to an increase in private equity realized gains. Investment-related gains for the second quarter of 2005 included gains related to the partial sale of Nycomed Holdings, the sale of American Ref-Fuel Holdings Corporation, the merger between Seabulk International, Inc. and Seacor Holdings Inc., and the valuation impact relating to the proposed sale of Mueller Water Products, Inc.

In the second quarter of 2005, minority interest revenues, arising from the consolidation of certain private equity funds primarily under FIN 46R, increased by CHF 163 million compared to the second quarter of 2004 to CHF 625 million, primarily due to significant investment-related gains.

Compared with the second quarter of 2004, total operating expenses were slightly down to CHF 623 million, reflecting lower other expenses driven by a decrease in commission and distribution expenses.

Wealth & Asset Management had an inflow of net new assets of CHF 2.8 billion during the quarter due to inflows of CHF 2.8 billion in Alternative Capital primarily due to new fund commitments and inflows of CHF 0.2 billion in Private Client Services, partially offset by an outflow in Credit Suisse Asset Management of CHF 0.2 billion. Assets under management as of June 30, 2005 of CHF 529.3 billion increased by 5.4% compared to March 31, 2005, due to market performance, foreign currency exchange rate movements and net new asset inflows, partially offset by the spin-out of the Credit Opportunities Fund in Alternative Capital, consistent with Wealth & Asset Management’s strategy announced in December 2004.

In the second quarter of 2005, Alternative Capital completed its investment period for DLJ Merchant Banking Partners III Fund and completed its fundraising for CSFB Strategic Partners III with a final closing amount of USD 2.4 billion. In May 2005, Credit Suisse First Boston announced the creation of a strategic partnership, China Renaissance Capital Investment Inc., which will focus on private equity investment opportunities in China. This initiative is consistent with Alternative Capital’s strategy of expanding the private equity business geographically. In addition, in July 2005 Credit Suisse Asset Management acquired a 25% interest in a fund management joint venture in China with Industrial and Commercial Bank of China and China Ocean Shipping Group Company Limited.

The following table presents the results of the Wealth & Asset Management segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Net interest income	3	18	42	(83)	(93)	21	61	(66)

Asset management and administrative fees	599	620	632	(3)	(5)	1,219	1,266	(4)
Trading revenues including realized gains/(losses) from investment securities, net	53	49	53	8	0	102	96	6
Other revenues	915	249	772	267	19	1,164	942	24

Total noninterest revenues	1,567	918	1,457	71	8	2,485	2,304	8

Net revenues	1,570	936	1,499	68	5	2,506	2,365	6

Compensation and benefits	275	267	276	3	0	542	553	(2)
Other expenses	348	331	360	5	(3)	679	707	(4)
of which commission and distribution expenses	183	186	218	(2)	(16)	369	441	(16)

Total operating expenses	623	598	636	4	(2)	1,221	1,260	(3)

Income from continuing operations before taxes and minority interests	947	338	863	180	10	1,285	1,105	16

Income tax expense	81	42	100	93	(19)	123	138	(11)
Minority interests, net of tax	621	161	462	286	34	782	530	48

Net income	245	135	301	81	(19)	380	437	(13)

The following table presents the revenue details of the Wealth & Asset Management segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Credit Suisse Asset Management	470	471	482	0	(2)	941	965	(2)
Alternative Capital	132	132	106	0	25	264	223	18
Private Client Services	61	64	69	(5)	(12)	125	141	(11)
Other	0	0	0	–	–	0	(1)	(100)

Total before investment- related gains	663	667	657	(1)	1	1,330	1,328	0

Investment-related gains 1)	282	105	380	169	(26)	387	507	(24)

Net revenues before minority interests	945	772	1,037	22	(9)	1,717	1,835	(6)

Minority interest revenues 2)	625	164	462	281	35	789	530	49

Net revenues	1,570	936	1,499	68	5	2,506	2,365	6

1) Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with Alternative Capital and Other.
2) Reflects minority interest revenues relating primarily to the FIN 46R consolidation.

The following table presents key information for the Wealth & Asset Management segment:
				6 months

	2Q2005	1Q2005	2Q2004	2005	2004

Cost/income ratio	39.7%	63.9%	42.4%	48.7%	53.3%

Compensation/revenue ratio	17.5%	28.5%	18.4%	21.6%	23.4%

Pre-tax margin	60.3%	36.1%	57.6%	51.3%	46.7%

Return on average allocated capital	67.9%	44.2%	96.6%	56.9%	73.8%
Average allocated capital in CHF m	1,443	1,221	1,246	1,336	1,184

Net new assets in CHF bn
Credit Suisse Asset Management 1)	(0.2)	1.6	1.0	1.4	0.5
Alternative Capital	2.8	0.6	0.3	3.4	1.0
Private Client Services	0.2	3.2	1.4	3.4	1.8

Total net new assets	2.8	5.4	2.7	8.2	3.3

Other data excluding minority interests
Cost/income ratio 2) 3)	65.5%	77.1%	61.3%	70.7%	68.7%

Compensation/revenue ratio 2)	29.1%	34.6%	26.6%	31.6%	30.1%

Pre-tax margin 2) 3)	34.5%	22.9%	38.7%	29.3%	31.3%

1) Credit Suisse Asset Management balances for net new assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.
2) Excluding CHF 625 million, CHF 164 million, CHF 462 million, CHF 789 million and CHF 530 million in 2Q2005, 1Q2005, 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
3) Excluding CHF 4 million, CHF 3 million, CHF 0 million, CHF 7 million and CHF 0 million in 2Q2005, 1Q2005, 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table outlines selected balance sheet and other data of the Wealth & Asset Management segment:
in CHF bn	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04

Assets under management
Credit Suisse Asset Management 1)	419.8	401.6	386.7	4.5	8.6
Alternative Capital	44.2	38.5	36.6	14.8	20.8
Private Client Services	65.3	62.2	59.1	5.0	10.5

Total assets under management	529.3	502.3	482.4	5.4	9.7

of which advisory	182.7	176.7	169.2	3.4	8.0
of which discretionary	346.6	325.6	313.2	6.4	10.7

Active private equity investments	1.4	1.3	1.1	7.7	27.3

Number of employees (full-time equivalents)	2,983	2,975	2,981	0	0

1) Credit Suisse Asset Management balances for assets under management include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

Life & Pensions

Life & Pensions is a leading provider of life insurance and pension solutions to private and corporate clients. It serves its home market Switzerland and a focused portfolio of international markets in Europe and Asia through multiple distribution channels.

The second quarter 2005 saw a further improvement of the technical result for traditional products and the generation of additional business volume through unit-linked business. Net income rose substantially to CHF 116 million, up 73% compared to the second quarter of 2004. Year-to-date, net income reached CHF 242 million, up CHF 36 million, or 17% from the same period in 2004. The main drivers were the focus on productivity and selected areas of growth, as well as, to a lesser extent, the slightly higher net investment income backing traditional life policies.

Total business volume grew by 2% compared to the second quarter of 2004 and by 5% year-to-date. This encompasses deposits from investment-type products as well as gross premiums written from traditional business. Overall, business growth reflected the disciplined underwriting of traditional products in a challenging low interest rate environment and proactive diversification through unit-linked business.

Gross premiums written in the second quarter of 2005 decreased by 9% to CHF 1.9 billion when compared to the same quarter last year. This resulted from the reduction of the premiums for vested benefits within the stable portfolio of Swiss group life contracts. Year-to-date, gross premiums written grew by 2% compared to last year.

Other revenues including fees, net revenues from deposit business general and separate account, increased to CHF 129 million, up 25% from the second quarter of 2004. In the same period in 2005, the deposit business increased by 17% to CHF 1.7 billion from the same quarter last year and by 11% year-to-date. This was due to a significant increase in unit-linked business primarily in the United Kingdom and Poland.

Total net investment income increased by 31% in the second quarter to CHF 1,747 million. The major part of the additional net investment income originated from unit-linked business and was credited to policyholders. The net investment return backing traditional life policies amounted to 4.7%, compared to 4.6% in the corresponding quarter in the previous year. Net current investment return decreased slightly to 3.8% from the second quarter of 2004 but net realized gains increased by 0.3 percentage points to 0.9%.

Policyholder benefits incurred decreased by 13% from the second quarter of 2004, at a higher rate than the reduction in gross premiums written in the same period. This mainly reflects lower costs for disability coverage.

Dividends to policyholders incurred increased by 67% as a result of the improved performance in the second quarter of 2005, which in most markets is legally required to be passed on to policyholders.

Insurance underwriting and acquisition expenses decreased by 5% and administration expenses decreased by 8% compared to the second quarter of 2004, reflecting further benefits from the ongoing implementation of expense and cost control measures. The expense ratio consequently improved by 1.0 percentage point to 10.9%.

The following table presents the results of the Life & Pensions segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Gross premiums written	1,854	4,968	2,042	(63)	(9)	6,822	6,683	2

Net premiums earned	1,838	4,938	2,030	(63)	(9)	6,776	6,642	2

Net investment income	1,747	1,542	1,333	13	31	3,289	2,914	13
Other revenues, including fees, and net revenues from deposit business	129	130	103	(1)	25	259	208	25

Net revenues	3,714	6,610	3,466	(44)	7	10,324	9,764	6

Policyholder benefits incurred	2,021	5,282	2,334	(62)	(13)	7,303	7,293	0
Investment income credited to policyholder account balances	661	324	241	104	174	985	511	93
Dividends to policyholders incurred	429	374	257	15	67	803	678	18
Provision for credit losses	0	(1)	2	(100)	(100)	(1)	1	–

Total benefits, dividends and credit losses	3,111	5,979	2,834	(48)	10	9,090	8,483	7

Insurance underwriting and acquisition expenses	145	145	153	0	(5)	290	317	(9)
Administration expenses	238	259	258	(8)	(8)	497	495	0
Other expenses	45	23	67	96	(33)	68	116	(41)
Restructuring charges	0	0	3	–	(100)	0	5	(100)

Total operating expenses	428	427	481	0	(11)	855	933	(8)

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	175	204	151	(14)	16	379	348	9

Income tax expense	59	68	71	(13)	(17)	127	122	4
Minority interests, net of tax	0	10	6	(100)	(100)	10	13	(23)

Income from continuing operations before cumulative effect of accounting changes	116	126	74	(8)	57	242	213	14

Income/(loss) from discontinued operations, net of tax	0	0	(7)	–	(100)	0	(8)	(100)
Cumulative effect of accounting changes, net of tax	0	0	0	–	–	0	1	(100)

Net income	116	126	67	(8)	73	242	206	17

The following table presents key information of the Life & Pensions segment:
				6 months

	2Q2005	1Q2005	2Q2004	2005	2004

Total business volume in CHF m 1)	3,515	6,463	3,460	9,978	9,527

Expense ratio 2)	10.9%	6.3%	11.9%	7.9%	8.5%

Return on average allocated capital	8.3%	10.8%	5.2%	9.5%	7.9%
Average allocated capital in CHF m	5,566	5,033	5,565	5,317	5,523

1) Includes gross premiums written and policyholder deposits.
2) Insurance underwriting, acquisition and administration expenses as a percentage of total business volume.

The following table outlines selected balance sheet and other data of the Life & Pensions segment:
	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04

Assets under management (discretionary) in CHF bn 1)	122.5	119.5	115.5	2.5	6.1

Technical provisions in CHF bn	117.0	113.9	110.5	2.7	5.9

Number of employees (full-time equivalents)	7,025	6,918	6,524	2	8

1) Based on savings-related provisions for policyholders plus off-balance sheet assets.

The following table presents the investment income of the Life & Pensions segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Net current investment income	1,017	991	1,046	3	(3)	2,008	2,048	(2)
of which backing traditional life policies	942	908	984	4	(4)	1,850	1,918	(4)
of which backing unit-linked liabilities general account	75	83	62	(10)	21	158	130	22
Realized gains/(losses), net	730	551	287	32	154	1,281	866	48
of which backing traditional life policies	227	378	148	(40)	53	605	595	2
of which backing unit-linked liabilities general account	503	173	139	191	262	676	271	149

Net investment income	1,747	1,542	1,333	13	31	3,289	2,914	13

Investment income separate account	120	137	(56)	(12)	–	257	(47)	–

The following table presents the investment return of the Life & Pensions segment:
				6 months

	2Q2005	1Q2005	2Q2004	2005	2004

Net current investment return backing traditional life policies	3.8%	3.8%	4.0%	3.8%	3.9%
Realized gains/(losses) backing traditional life policies	0.9%	1.5%	0.6%	1.2%	1.2%

Net investment return backing traditional life policies	4.7%	5.3%	4.6%	5.0%	5.1%

Average assets backing traditional life policies in CHF bn	99.0	96.4	98.0	97.9	97.8

Non-Life

Non-Life provides insurance products to private clients and small and medium-sized corporate clients. It is the leading provider in the Swiss market and is established in key markets in North America and Europe.

The second quarter 2005 saw a continued improvement in operational performance. A favorable claims environment, disciplined underwriting, continued strict cost management and reduced charges for discontinued operations contributed to a substantial increase in net income. Compared to the second quarter of 2004, net income increased by 67% to CHF 137 million. For the first half year of 2005, net income amounted to CHF 262 million, representing an increase of CHF 77 million, or 42%. This progress was achieved despite a challenging underwriting environment, the adverse impacts of foreign exchange rates and lower net investment income.

Growing price pressure in some markets confirmed the importance of a selective and controlled underwriting policy. Consequently, net premiums earned in the second quarter decreased slightly to CHF 2,643 million compared to the same period of last year. Lower premiums earned in the United States and Germany were partially offset by premium growth in Switzerland and Spain due to tariff increases.

Net investment return in the second quarter of 2005 was 4.2%, compared to 4.5% in the same period of 2004. Net current investment return increased slightly to 3.7% up from 3.6%, and net realized gains decreased by 0.4 percentage points to 0.5% compared to the second quarter of 2004.

The combined ratio in the second quarter of 2005 decreased by 2.6 percentage points to 95.1% compared to the same quarter of 2004 and by 1.8 percentage points to 97.3% for the first half of 2005. These improvements occurred in almost all market units. The claims ratio improved by 0.9 percentage points to 70.4% from the second quarter of 2004, due to a low level of large-scale losses and improvements in claims management. The expense ratio decreased by 1.7 percentage points to 24.7%. Administration expenses decreased by 15% to CHF 273 million compared to the second quarter of 2004, mainly in Switzerland and Germany, and insurance underwriting and acquisition expenses remained relatively stable, decreasing by 1% to CHF 379 million in line with net premiums earned.

The improved profitability of the Non-Life operations in most markets combined with dividends from consolidated participations led to an increased income tax expense of CHF 125 million, up CHF 92 million from the same quarter in 2004.

The following table presents the results of the Non-Life segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Gross premiums written	2,013	5,379	2,073	(63)	(3)	7,392	7,524	(2)

Reinsurance ceded	(59)	(187)	(17)	(68)	247	(246)	(268)	(8)
Change in provisions for unearned premiums	689	(2,489)	604	–	14	(1,800)	(1,808)	0

Net premiums earned	2,643	2,703	2,660	(2)	(1)	5,346	5,448	(2)

Net investment income	270	299	281	(10)	(4)	569	597	(5)
Other revenues including fees	66	47	36	40	83	113	38	197

Net revenues	2,979	3,049	2,977	(2)	0	6,028	6,083	(1)

Claims and annuities incurred	1,862	2,035	1,897	(9)	(2)	3,897	4,040	(4)
Dividends to policyholders incurred	123	90	128	37	(4)	213	187	14
Provision for credit losses	0	0	(1)	–	(100)	0	(1)	(100)

Total claims, dividends and credit losses	1,985	2,125	2,024	(7)	(2)	4,110	4,226	(3)

Insurance underwriting and acquisition expenses	379	374	382	1	(1)	753	744	1
Administration expenses	273	278	320	(2)	(15)	551	613	(10)
Other expenses	60	46	24	30	150	106	91	16
Restructuring charges	1	0	57	–	(98)	1	61	(98)

Total operating expenses	713	698	783	2	(9)	1,411	1,509	(6)

Income from continuing operations before taxes and minority interests	281	226	170	24	65	507	348	46

Income tax expense	125	68	33	84	279	193	47	311
Minority interests, net of tax	17	14	19	21	(11)	31	18	72

Income from continuing operations	139	144	118	(3)	18	283	283	0

Income/(loss) from discontinued operations, net of tax	(2)	(19)	(36)	(89)	(94)	(21)	(98)	(79)

Net income	137	125	82	10	67	262	185	42

The following table presents key information of the Non-Life segment:
				6 months

	2Q2005	1Q2005	2Q2004	2005	2004

Combined ratio	95.1%	99.4%	97.7%	97.3%	99.1%

Expense ratio 1)	24.7%	24.1%	26.4%	24.4%	24.9%

Claims ratio 2)	70.4%	75.3%	71.3%	72.9%	74.2%

Return on average allocated capital	31.8%	28.2%	17.7%	30.3%	17.9%
Average allocated capital in CHF m	1,940	1,973	2,287	1,937	2,270

1) Insurance underwriting, acquisition and administration expenses as a percentage of net premiums earned.
2) Claims and annuities incurred as a percentage of net premiums earned.

The following table outlines selected balance sheet and other data of the Non-Life segment:
	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04

Assets under management (discretionary) in CHF bn	27.4	25.2	24.1	8.7	13.7

Technical provisions in CHF bn	28.2	28.2	25.0	0.0	12.9

Number of employees (full-time equivalents)	12,425	12,261	12,844	1	(3)

The following table presents the investment income of the Non-Life segment:
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Net current investment income	238	213	224	12	6	451	438	3
Realized gains/(losses), net	32	86	57	(63)	(44)	118	159	(26)

Net investment income	270	299	281	(10)	(4)	569	597	(5)

The following table presents the investment return of the Non-Life segment:
				6 months

	2Q2005	1Q2005	2Q2004	2005	2004

Net current investment return	3.7%	3.5%	3.6%	3.6%	3.5%
Realized gains/(losses), net	0.5%	1.5%	0.9%	1.0%	1.3%

Net investment return	4.2%	5.0%	4.5%	4.6%	4.8%

Average assets in CHF bn	25.7	24.0	24.9	24.9	24.8

Investments for Life & Pensions and Non-Life

Winterthur’s investment portfolios are managed according to a defined process and set of guidelines in order to meet the diversification, credit quality, yield and liquidity requirements of policy liabilities.

Investments include debt instruments such as government and corporate bonds, loans, and mortgage loans, real estate, equities and alternative assets.

The following table illustrates the investment portfolio of Life & Pensions and Non-Life by investment type:
	30.06.05		31.12.04

in CHF m	Book value	Fair value	Book value	Fair value

Debt securities - held-to-maturity	10,096	10,643	10,141	10,336
Debt securities - available-for-sale	78,750	78,750	70,937	70,937
Equity securities - available-for-sale	8,438	8,438	5,950	5,950
Debt securities - trading	1,877	1,877	1,771	1,771
Equity securities - trading	12,865	12,865	10,818	10,818
Mortgage loans	9,953	9,953	10,028	10,028
Loans	5,255	5,255	5,063	5,063
Real estate	8,626	8,984	8,417	8,825
Other investments	3,886	3,886	3,562	3,562

Investments, general account	139,746	140,651	126,687	127,290

Investments, separate account	5,082	5,082	4,490	4,490

Total investments	144,828	145,733	131,177	131,780

of which Life & Pensions	119,492	120,154	109,857	110,224
of which Non-Life	25,336	25,579	21,320	21,556

Debt and equity securities - trading and loans include CHF 14,319 million (December 31, 2004: CHF 12,358 million) held to back unit-linked liabilities in the general account.

The following table illustrates held-to-maturity and available-for-sale securities of Life & Pensions and Non-Life:
	30.06.05				31.12.04

in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt securities - held-to-maturity	10,096	547	–	10,643	10,141	198	3	10,336

Debt securities - available-for-sale	74,157	4,771	178	78,750	67,914	4,035	1,012	70,937
Equity securities - available-for-sale	7,738	794	94	8,438	5,330	686	66	5,950

Securities - available-for-sale	81,895	5,565	272	87,188	73,244	4,721	1,078	76,887

Condensed consolidated financial statements – Credit Suisse Group
Consolidated statements of income (unaudited)
						6 months

in CHF m	2Q2005	1Q2005	2Q2004	Change in % from 1Q2005	Change in % from 2Q2004	2005	2004	Change in % from 2004

Interest and dividend income	10,123	8,814	7,895	15	28	18,937	15,636	21
Interest expense	(6,821)	(5,759)	(4,535)	18	50	(12,580)	(9,198)	37

Net interest income	3,302	3,055	3,360	8	(2)	6,357	6,438	(1)

Commissions and fees	3,483	3,239	3,418	8	2	6,722	6,981	(4)
Trading revenues	915	1,828	712	(50)	29	2,743	2,228	23
Realized gains/(losses) from investment securities, net	441	426	198	4	123	867	726	19
Insurance net premiums earned	4,373	7,749	4,691	(44)	(7)	12,122	12,090	0
Other revenues	1,587	765	1,354	107	17	2,352	2,084	13

Total noninterest revenues	10,799	14,007	10,373	(23)	4	24,806	24,109	3

Net revenues	14,101	17,062	13,733	(17)	3	31,163	30,547	2

Policyholder benefits, claims and dividends	5,111	8,105	4,857	(37)	5	13,216	12,709	4
Provision for credit losses	(29)	(36)	133	(19)	–	(65)	167	–

Total benefits, claims and credit losses	5,082	8,069	4,990	(37)	2	13,151	12,876	2

Insurance underwriting, acquisition and administration expenses	1,038	1,059	1,111	(2)	(7)	2,097	2,164	(3)
Banking compensation and benefits	3,098	3,296	3,087	(6)	0	6,394	6,515	(2)
Other expenses	3,041	1,791	1,996	70	52	4,832	3,819	27
Restructuring charges	1	0	60	–	(98)	1	64	(98)

Total operating expenses	7,178	6,146	6,254	17	15	13,324	12,562	6

Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	1,841	2,847	2,489	(35)	(26)	4,688	5,109	(8)

Income tax expense	213	630	441	(66)	(52)	843	1,011	(17)
Minority interests, net of tax	708	301	548	135	29	1,009	667	51

Income from continuing operations before cumulative effect of accounting changes	920	1,916	1,500	(52)	(39)	2,836	3,431	(17)

Income/(loss) from discontinued operations, net of tax	(1)	(20)	(43)	(95)	(98)	(21)	(107)	(80)
Cumulative effect of accounting changes, net of tax	0	14	0	(100)	–	14	(6)	–

Net income	919	1,910	1,457	(52)	(37)	2,829	3,318	(15)

Consolidated statements of income – continued (unaudited)
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	0.82	1.65	1.30	2.50	2.92
Income/(loss) from discontinued operations, net of tax	0.00	(0.02)	(0.04)	(0.02)	(0.09)
Cumulative effect of accounting changes, net of tax	0.00	0.01	0.00	0.01	(0.01)

Net income available for common shares	0.82	1.64	1.26	2.49	2.82

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	0.79	1.63	1.26	2.42	2.85
Income/(loss) from discontinued operations, net of tax	0.00	(0.01)	(0.04)	(0.02)	(0.09)
Cumulative effect of accounting changes, net of tax	0.00	0.01	0.00	0.01	0.00

Net income available for common shares	0.79	1.63	1.22	2.41	2.76

Consolidated balance sheets (unaudited)
in CHF m	30.06.05	31.03.05	31.12.04	Change in % from 31.03.05	Change in % from 31.12.04

Assets
Cash and due from banks	31,364	29,183	25,648	7	22
Interest-bearing deposits with banks	5,311	4,628	4,947	15	7
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	320,414	280,808	267,169	14	20
Securities received as collateral	24,674	21,946	20,289	12	22
Trading assets (of which CHF 156,073 m, CHF 134,773 m and CHF 110,047 m encumbered)	423,678	365,521	346,469	16	22
Investment securities (of which CHF 2,499 m, CHF 2,483 m and CHF 2,346 m encumbered)	112,496	103,238	100,365	9	12
Other investments	12,905	11,903	13,288	8	(3)
Real estate held for investment	9,163	8,991	8,970	2	2
Loans, net of allowance for loan losses of CHF 2,733 m, CHF 2,851 m and CHF 3,038 m	197,318	192,489	184,399	3	7
Premises and equipment	7,359	7,248	7,231	2	2
Goodwill	12,662	12,056	11,564	5	9
Intangible assets	3,549	3,656	3,689	(3)	(4)
Assets held for separate accounts	7,019	4,892	4,490	43	56
Other assets (of which CHF 6,302 m, CHF 6,061 m and CHF 4,785 m encumbered)	119,254	113,151	90,966	5	31
Discontinued operations - assets	3	1	1	200	200

Total assets	1,287,169	1,159,711	1,089,485	11	18

Liabilities and shareholders' equity
Deposits	358,005	321,353	299,341	11	20
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	290,287	251,429	239,724	15	21
Obligation to return securities received as collateral	24,674	21,946	20,289	12	22
Trading liabilities	192,154	174,463	150,130	10	28
Short-term borrowings	14,594	13,534	15,343	8	(5)
Provisions from the insurance business	147,847	144,636	137,161	2	8
Long-term debt	121,095	111,036	106,261	9	14
Liabilities held for separate accounts	7,019	4,833	4,489	45	56
Other liabilities	85,713	71,393	74,295	20	15
Discontinued operations - liabilities	11	35	1	(69)	–

Minority interests	7,616	6,529	6,178	17	23

Total liabilities	1,249,015	1,121,187	1,053,212	11	19

Common shares	607	607	607	0	0
Additional paid-in capital	23,175	22,872	23,435	1	(1)
Retained earnings	21,563	22,411	20,501	(4)	5
Treasury shares, at cost	(5,065)	(4,151)	(4,547)	22	11
Accumulated other comprehensive income/(loss)	(2,126)	(3,215)	(3,723)	(34)	(43)

Total shareholders' equity	38,154	38,524	36,273	(1)	5

Total liabilities and shareholders' equity	1,287,169	1,159,711	1,089,485	11	18

Consolidated statements of changes in shareholders’ equity (unaudited)
6 months, in CHF m, except common shares outstanding	Common outstanding		Common shares	Additional paid in capital	Retained earnings	Common shares in treasury at cost	Accumulated other comprehen- sive income (loss)	Total

Balance January 1, 2004	1,130,362,948		1,195	23,586	14,873	(3,144)	(2,519)	33,991

Net income					3,318			3,318
Other comprehensive income, net of tax							(494)	(494)
Issuance of common shares	1,899,701		2	22				24
Issuance of treasury shares	194,805,072			(32)		8,910		8,878
Repurchase of treasury shares	(238,351,475)					(10,933)		(10,933)
Share-based compensation	17,748,748			(652)		1,122		470
Other				30				30

Balance June 30, 2004	1,106,464,994		1,197	22,954	18,191	(4,045)	(3,013)	35,284

Balance January 1, 2005	1,110,819,481	1)	607	23,435	20,501	(4,547)	(3,723)	36,273

Net income					2,829			2,829
Other comprehensive income, net of tax							1,597	1,597
Issuance of common shares	171,374			4				4
Issuance of treasury shares	126,130,381			9		6,318		6,327
Repurchase of treasury shares	(158,120,421)	2)				(7,932)		(7,932)
Share-based compensation	17,801,944			(273)		1,096		823
Cash dividends paid					(1,767)			(1,767)

Balance June 30, 2005	1,096,802,759	3)	607	23,175	21,563	(5,065)	(2,126)	38,154

1) At par value CHF 0.50 each, fully paid, net of 103,086,736 treasury shares. In addition to the treasury shares, a maximum of 253,744,616 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.
2) Includes 10,547,200 shares repurchased in connection with Credit Suisse Group's share buy back program.
3) At par value CHF 0.50 each, fully paid, net of 117,274,832 treasury shares. In addition to the treasury shares, a maximum of 252,652,908 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Net income	919	1,910	1,457	2,829	3,318
Other comprehensive income/(loss)	1,089	508	(1,076)	1,597	(494)

Comprehensive income	2,008	2,418	381	4,426	2,824

Consolidated statements of cash flows (unaudited)
	6 months

in CHF m	2005	2004

Operating activities of continuing operations
Net income	2,829	3,318
(Income)/loss from discontinued operations, net of tax	21	107

Income from continuing operations	2,850	3,425

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations
Impairment, depreciation and amortization	682	914
Provision for credit losses	(65)	167
Deferred tax provision	(37)	112
Restructuring charges	1	64
Change in technical provisions from the insurance business	8,062	6,580
(Gain)/loss from investment securities	(867)	(726)
Share of net income from equity method investments	(188)	(139)
Cumulative effect of accounting changes, net of tax	(14)	6
Receivables from the insurance business	(1,035)	(121)
Payables from the insurance business	(1,546)	(3,158)
Trading assets and liabilities	(15,663)	(15,580)
Deferred policy acquisition costs	(311)	(418)
(Increase)/decrease in accrued interest, fees receivable and other assets	(25,364)	(20,982)
Increase/(decrease) in accrued expenses and other liabilities	9,640	18,235
Other, net	(672)	1,406

Total adjustments	(27,377)	(13,640)

Net cash provided by/(used in) operating activities of continuing operations	(24,527)	(10,215)

Investing activities of continuing operations
(Increase)/decrease in interest-bearing deposits with banks	(333)	(1,942)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(22,245)	(45,514)
Purchase of investment securities	(37,529)	(27,710)
Proceeds from sale of investment securities	23,478	18,301
Maturities of investment securities	7,585	10,949
Investments in subsidiaries and other investments	(1,085)	(2,627)
Proceeds from sale of other investments	926	2,117
(Increase)/decrease in loans	(10,736)	(7,414)
Proceeds from sales of loans	1,437	303
Capital expenditures for premises and equipment and intangible assets	(429)	(454)
Proceeds from sale of premises and equipment and intangible assets	44	42
Other, net	99	269

Net cash provided by/(used in) investing activities of continuing operations	(38,788)	(53,680)

Consolidated statements of cash flows – continued (unaudited)
	6 months

in CHF m	2005	2004

Financing activities of continuing operations
Increase/(decrease) in deposits	38,624	42,619
Increase/(decrease) in short-term borrowings	(71)	3,190
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,524	14,327
Issuances of long-term debt	21,373	22,853
Repayments of long-term debt	(14,525)	(8,820)
Issuances of common shares	4	24
Issuances of treasury shares	6,327	8,878
Repurchase of treasury shares	(7,932)	(10,933)
Dividends paid/capital repayments (including minority interest and trust preferred securities)	(1,791)	(16)
Other, net	343	(1,900)

Net cash provided by/(used in) financing activities of continuing operations	65,876	70,222

Effect of exchange rate changes on cash and due from banks	3,155	37

Discontinued operations
Net cash provided by discontinued operations	0	(123)
Proceeds from sale of stock by subsidiaries	0	(23)

Net increase/(decrease) in cash and due from banks	5,716	6,218

Cash and due from banks at beginning of period	25,648	24,799

Cash and due from banks at end of period	31,364	31,017

Supplemental disclosures of cash flow information (unaudited)
	6 months

in CHF m	2005	2004

Cash paid during the year for income taxes	1,156	736
Cash paid during the year for interest	11,752	8,862

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	63	3
Fair value of liabilities assumed	35	0

Assets and liabilities sold in business divestitures
Assets sold	0	(711)
Liabilities sold	0	690

Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). For a description of the Group’s significant accounting policies, see note 1 of the consolidated US GAAP financial statements for the year ended December 31, 2004, included in Credit Suisse Group’s Annual Report 2004.

Certain financial information that is normally included in annual financial statements prepared in accordance with US GAAP but not required for interim reporting purposes has been condensed or omitted. Certain reclassifications have been made to the prior period’s financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the interim periods presented.

The results of operations for interim periods are not necessarily indicative of results for the entire year. These condensed consolidated financial statements should be read in conjunction with the consolidated US GAAP financial statements and notes thereto for the year ended December 31, 2004.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share-based compensation

Through December 31, 2002, the Group accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, no compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of the Group’s shares on the grant date.

Effective January 1, 2003, the Group adopted, using the prospective method, the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (SFAS 148). Under the prospective method, all new equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2003, are accounted for at fair value. Compensation expense is measured at the grant or modification date based on the fair value of the award and is recognized in the statement of income over the required service period on a straight-line basis. Refer to “New accounting pronouncements” below for a discussion of the Group’s adoption of the new share-based payment accounting standard effective January 1, 2005.

The following table presents net income and basic and diluted earnings per share as reported, and as if all outstanding awards were accounted for at fair value under SFAS 123 for the periods prior to January 1, 2005.

in CHF m, except the per share amounts	2Q2004	6 months 2004

Net income - as reported	1,457	3,318
Add: Share-based compensation expense included in reported net income, net of related tax effects	170	356
Deduct: Total share-based compensation expense determined under the fair value method for all awards vested during the year, net of related tax effects	(170)	(360)

Net income - pro forma	1,457	3,314

Net income available for common shares for basic EPS - pro forma	1,426	3,220

Net income available for common shares for diluted EPS - pro forma	1,485	3,365

Basic earnings per share - as reported	1.26	2.82
Basic earnings per share - pro forma	1.26	2.82
Diluted earnings per share - as reported	1.22	2.76
Diluted earnings per share - pro forma	1.22	2.76

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is effective for annual reporting periods beginning after June 15, 2005. The Group had previously adopted the recognition provisions of SFAS 123, as discussed above. Under SFAS 123R, a company that has previously adopted the recognition provisions of SFAS 123 must adopt the revised standard using the modified prospective method, and may also choose to apply the modified retrospective method to previous reporting periods. The Group has early adopted the new standard as of January 1, 2005, applying the modified prospective method.

The most significant accounting implications of the adoption of SFAS 123R for the Group were as follows: (i) Inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Group recorded a cumulative adjustment of approximately CHF 14 million during the first quarter of 2005, to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures will be included in the initial estimation of the compensation expense at the grant date; (ii) Recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award. The recognition of this expense was not material; and (iii) Adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In December 2003, the AICPA issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans and debt securities within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have a material impact on the Group’s financial position, results of operations or cash flows.

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (APB) Opinion No. 20 and FASB Statement No. 3” (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior periods’ financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. The statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB No. 20. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There will be no immediate impact on the Group’s financial condition, results of operations or cash flows upon adoption of SFAS 154.

In June 2005, the FASB ratified Emerging Issues Task Force (EITF) 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general-partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” and to effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 is effective immediately for all newly formed limited partnerships and for existing limited partnership agreements that are modified. The guidance will be effective for existing unmodified partnership agreements that are not modified no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Group is currently evaluating the impact of adopting EITF 04-5.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” (EITF 96-16) was updated and FASB Staff Position (FSP) No. 78-9-1, “Interaction of AICPA Statement of Position 78-9, Accounting for Investments in Real Estate Ventures , and EITF Issue No. 04-5, Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” (FSP 78-9-1) was issued. The guidance is effective for general partners of all new partnerships formed and for existing partnership agreements modified after June 29, 2005. The Group is currently evaluating the impact of FSP 78-9-1 and the impact of the changes to EITF 96-16.

In June 2005, the FASB cleared its guidance on SFAS 133 in Derivatives Implementation Group (DIG) Issues B38, “Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option” (DIG B38), and DIG Issue B39, “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” (DIG B39). The implementation guidance in DIG B38 clarifies that the potential settlement of an obligation upon exercise of a put option or call option meets the net settlement criterion of a derivative. Further, the guidance in DIG B39 clarifies that a right to accelerate the settlement of an obligation in and of itself is considered clearly and closely related to the debt host contract if the respective embedded call option can be exercised only by the issuer or borrower. Both implementation guides will be effective for the fiscal quarter beginning after December 15, 2005. The Group is currently evaluating the impact of adopting DIG B38 and DIG B39.

In June 2005, the FASB ratified EITF Issue 05-2 “The Meaning of ’Conventional Convertible Debt Instrument’ in EITF Issue 00-19 ’Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock’”, which retains the exception in paragraph 4 of EITF Issue No. 00-19 for conventional convertible debt instruments. Those instruments in which the holder has an option to convert the instrument into a fixed number of shares (or a corresponding amount of cash at the issuer’s discretion) and its ability to exercise the option is based on either (a) the passage of time or (b) a contingent event, should be considered “conventional” for purposes of applying that exception. The consensus should be applied on a prospective basis for new or modified instruments starting from the third quarter of 2005. The Group is currently evaluating the impact of adopting EITF 05-2.

Segment Reporting

Net revenues
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Private Banking	1,810	1,912	1,869	3,722	3,809
Corporate & Retail Banking	858	860	950	1,718	1,737
Institutional Securities 1)	3,335	3,842	3,134	7,177	7,131
Wealth & Asset Management 2)	1,570	936	1,499	2,506	2,365
Life & Pensions	3,714	6,610	3,466	10,324	9,764
Non-Life	2,979	3,049	2,977	6,028	6,083
Corporate Center	(165)	(147)	(162)	(312)	(342)

Credit Suisse Group	14,101	17,062	13,733	31,163	30,547

1) Including CHF 97 million, CHF 111 million, CHF 53 million, CHF 208 million and CHF 93 million in 2Q2005, 1Q2005, 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.
2) Including CHF 625 million, CHF 164 million, CHF 462 million, CHF 789 million and CHF 530 million in 2Q2005, 1Q2005 and 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.

Income/(loss) from continuing operations before taxes, minority interests and cumulative effect of accounting changes
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Private Banking	710	849	794	1,559	1,655
Corporate & Retail Banking	354	350	337	704	582
Institutional Securities 1)	(555)	855	196	300	1,116
Wealth & Asset Management 2)	947	338	863	1,285	1,105
Life & Pensions	175	204	151	379	348
Non-Life	281	226	170	507	348
Corporate Center	(71)	25	(22)	(46)	(45)

Credit Suisse Group	1,841	2,847	2,489	4,688	5,109

1) Including CHF 92 million, CHF 111 million, CHF 53 million, CHF 203 million and CHF 93 million in 2Q2005, 1Q2005, 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation.
2) Including CHF 621 million, CHF 161 million, CHF 462 million, CHF 782 million and CHF 530 million in 2Q2005, 1Q2005, 2Q2004, 6 months 2005 and 6 months 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation.

Net income/(loss)
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Private Banking	581	685	665	1,266	1,346
Corporate & Retail Banking	277	274	256	551	445
Institutional Securities	(408)	540	129	132	752
Wealth & Asset Management	245	135	301	380	437
Life & Pensions	116	126	67	242	206
Non-Life	137	125	82	262	185
Corporate Center	(29)	25	(43)	(4)	(53)

Credit Suisse Group	919	1,910	1,457	2,829	3,318

Total assets
in CHF m	30.06.05	31.12.04

Private Banking	223,362	188,697
Corporate & Retail Banking	106,717	99,469
Institutional Securities	872,254	707,918
Wealth & Asset Management	14,529	12,664
Life & Pensions and Non-Life	175,910	165,275
Corporate Center	(105,603)	(84,538)

Credit Suisse Group	1,287,169	1,089,485

Interest and dividend income and interest expense
The following table sets forth the details of interest and dividend income and interest expense:
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Interest income on loans	1,654	1,568	1,561	3,222	3,115
Interest income on investment securities	957	927	978	1,884	1,957
Dividend income from investment securities	95	44	65	139	108
Interest and dividend income on trading assets	3,711	3,261	3,412	6,972	6,847
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,916	2,448	1,458	5,364	2,876
Other	790	566	421	1,356	733

Total interest and dividend income	10,123	8,814	7,895	18,937	15,636

Interest expense on deposits	(1,728)	(1,375)	(888)	(3,103)	(1,687)
Interest expense on short-term borrowings	(59)	(115)	(36)	(174)	(127)
Interest expense on trading liabilities	(1,270)	(1,143)	(1,433)	(2,413)	(3,196)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,673)	(2,119)	(1,238)	(4,792)	(2,454)
Interest expense on long-term debt	(908)	(841)	(795)	(1,749)	(1,450)
Other	(183)	(166)	(145)	(349)	(284)

Total interest expense	(6,821)	(5,759)	(4,535)	(12,580)	(9,198)

Net interest income	3,302	3,055	3,360	6,357	6,438

Trading activities
The following table sets forth the details of trading-related revenues:
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Interest rate products	(134)	884	(50)	750	556
Equity/index-related products	814	632	545	1,446	1,128
Foreign exchange products	256	362	277	618	658
Other	(21)	(50)	(60)	(71)	(114)

Trading revenues	915	1,828	712	2,743	2,228

Interest and dividend income on trading assets	3,711	3,261	3,412	6,972	6,847
Interest expense on trading liabilities	(1,270)	(1,143)	(1,433)	(2,413)	(3,196)

Trading interest income, net	2,441	2,118	1,979	4,559	3,651

Total trading-related revenues	3,356	3,946	2,691	7,302	5,879

The following table summarizes the details of trading assets and liabilities:
in CHF m	30.06.05	31.12.04

Trading assets
Debt securities	215,943	176,493
Equity securities	125,625	99,388
Positive replacement values of derivative trading positions	56,889	52,447
Other	25,221	18,141

Total trading assets	423,678	346,469

Trading liabilities
Short positions	131,339	92,401
Negative replacement values of derivative trading positions	60,815	57,729

Total trading liabilities	192,154	150,130

Commissions and fees
The following table sets forth the details of commissions and fees:
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Commissions from lending business	365	187	300	552	510

Investment and portfolio management fees	1,079	1,124	1,178	2,203	2,319
Commissions for other securities business	70	43	43	113	83

Commissions and fees from fiduciary activities	1,149	1,167	1,221	2,316	2,402

Underwriting fees	550	517	624	1,067	1,391
Brokerage fees	807	904	743	1,711	1,715

Commissions, brokerage securities underwriting and other securities activities	1,357	1,421	1,367	2,778	3,106

Fees for other customer services	612	464	530	1,076	963

Commissions and fees	3,483	3,239	3,418	6,722	6,981

Loans
The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:
in CHF m	30.06.05	31.12.04

Banks	1,742	1,558
Commercial	45,035	43,000
Consumer	78,791	76,010
Public authorities	3,463	3,894
Lease financings	2,865	2,696

Switzerland	131,896	127,158

Banks	7,958	7,233
Commercial	39,570	33,873
Consumer	19,887	18,248
Public authorities	507	679
Lease financings	129	130

Foreign	68,051	60,163

Loans, gross	199,947	187,321

Deferred expenses, net	104	116
Allowance for loan losses	(2,733)	(3,038)

Total loans, net	197,318	184,399

The following table sets forth the movements in the allowance for loan losses:
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Balance beginning of period	2,851	3,038	4,189	3,038	4,646

New provisions	173	85	319	258	484
Releases of provisions	(198)	(125)	(181)	(323)	(312)

Net additions/(release) charged to income statement	(25)	(40)	138	(65)	172

Gross write-offs	(182)	(223)	(556)	(405)	(1,146)
Recoveries	17	23	20	40	31

Net write-offs	(165)	(200)	(536)	(365)	(1,115)

Provisions for interest	25	17	11	42	35
Foreign currency translation impact and other adjustments, net	47	36	(12)	83	52

Balance end of period	2,733	2,851	3,790	2,733	3,790

Provision for credit losses disclosed in the income statement also includes provisions for lending-related exposure.

The following table sets forth details of impaired loans, with or without a specific allowance. Loans are considered impaired when it is considered probable that the Group will not collect all amounts due under the loan terms.
in CHF m	30.06.05	31.12.04

With a specific allowance	3,385	3,910
Without a specific allowance	757	762

Total impaired loans, gross	4,142	4,672

Specific allowance for impaired loans 1)	2,376	2,659
1) Included in the allowances for loan losses.

Restructuring liabilities
The following table sets forth the movements of restructuring liabilities:
	2005			2004

in CHF m	Personnel	Other	Total	Personnel	Other	Total

Balance January 1	27	22	49	65	27	92
Net additions charged to income statement	0	1	1	55	9	64
Write-offs/recoveries, net 1)	(12)	(14)	(26)	(36)	(10)	(46)
Transfers, foreign exchange	(3)	3	0	(4)	(1)	(5)

Balance June 30	12	12	24	80	25	105

1) Includes cash paid or otherwise settled.

Accumulated other comprehensive income
The following table sets forth the movements of accumulated other comprehensive income, net of tax:
in CHF m	Gains/(losses) cash flow hedge	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	1)	Minimum pension liability adjustment	Accumulated other com- prehensive income/(loss)

Balance January 1, 2004	3	(3,086)	1,141		(577)	(2,519)
Increase/(decrease)	4	217	(658)		(27)	(464)
Reclassification adjustments, included in net profit	35	0	(65)		0	(30)

Balance June 30, 2004	42	(2,869)	418		(604)	(3,013)

Balance January 1, 2005	27	(3,998)	1,068		(820)	(3,723)
Increase/(decrease)	23	1,224	424		0	1,671
Reclassification adjustments, included in net profit	2	(16)	(60)		0	(74)

Balance June 30, 2005	52	(2,790)	1,432		(820)	(2,126)

1) Presented net of shadow adjustments.

Earnings per share
The following table sets forth details of the calculation of earnings per share:
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Income from continuing operations before cumulative effect of accounting changes	920	1,916	1,500	2,836	3,431
Income/(loss) from discontinued operations, net of tax	(1)	(20)	(43)	(21)	(107)
Cumulative effect of accounting changes, net of tax	0	14	0	14	(6)

Net income – as reported	919	1,910	1,457	2,829	3,318

Net income available for common shares for basic EPS 1)	919	1,864	1,426	2,819	3,224

Net income available for common shares for diluted EPS 2)	945	1,948	1,484	2,893	3,369

Weighted-average common shares outstanding for basic EPS (in m)	1,127.6	1,134.9	1,133.4	1,130.8	1,143.9
Effect of dilutive securities
Convertible securities	40.4	40.4	40.4	40.4	40.4
Share options and warrants	8.9	8.2	8.5	8.5	9.2
Share awards	21.6	14.4	30.6	18.0	27.0

Adjusted weighted-average common shares for diluted EPS	1,198.5	1,197.9	1,212.9	1,197.7	1,220.5

Basic earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	0.82	1.65	1.30	2.50	2.92
Income/(loss) from discontinued operations, net of tax	0.00	(0.02)	(0.04)	(0.02)	(0.09)
Cumulative effect of accounting changes, net of tax	0.00	0.01	0.00	0.01	(0.01)

Net income available for common shares	0.82	1.64	1.26	2.49	2.82

Diluted earnings per share, in CHF
Income from continuing operations before cumulative effect of accounting changes	0.79	1.63	1.26	2.42	2.85
Income/(loss) from discontinued operations, net of tax	0.00	(0.01)	(0.04)	(0.02)	(0.09)
Cumulative effect of accounting changes, net of tax	0.00	0.01	0.00	0.01	0.00

Net income available for common shares	0.79	1.63	1.22	2.41	2.76

1) In accordance with EITF 03-6, the basic earnings per share calculation considers the effect of participating securities. Specifically, the allocation of undistributed income related to the mandatory convertible securities is a reduction to the net income available to common shareholders for the purposes of the calculation. Undistributed earnings are not allocated to the mandatorily convertible security holders if the distributions made to shareholders during the period exceed the net income for the period.
2) Under the if-converted method for calculating diluted EPS, the interest on the mandatory convertible securities is included when the effect is dilutive.

Pension
The following table sets forth details of the net periodic pension cost for the Swiss and international defined benefit pension and other post-retirement defined benefit plans:
				6 months

in CHF m	2Q2005	1Q2005	2Q2004	2005	2004

Service costs on benefit obligation	102	100	106	202	225
Interest costs on benefit obligation	186	184	180	370	361
Expected return on plan assets	(226)	(224)	(236)	(450)	(471)
Amortization of
Unrecognized transition obligation/(asset)	(1)	0	(1)	(1)	(2)
Prior service cost	9	10	9	19	18
Unrecognized (gains)/losses	13	13	11	26	21

Net periodic pension costs	83	83	69	166	152

Settlement (gains)/losses	0	0	2	0	2
Curtailment (gains)/losses	0	(1)	1	(1)	6
Termination losses	3	6	2	9	7

Total pension costs	86	88	74	174	167

Credit Suisse Group previously disclosed in its financial statements for the year ended December 31, 2004, that it expected to contribute CHF 618 million to the pension plans in 2005. As of June 30, 2005, CHF 272 million of contributions have been made. Credit Suisse Group presently anticipates contributing an additional CHF 222 million to fund its pension plan in 2005 for a total of CHF 494 million. The calculation of the expected contributions for 2005 was subsequently revised to reflect the current funding status, resulting in a decrease in anticipated contributions.

Guarantees and commitments

Guarantees

The following tables set forth details of contingent liabilities associated with guarantees:
As of June 30, 2005, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	10,700	8,840		22	5,077
Performance guarantees and similar instruments	7,296	6,399		163	3,589
Securities lending indemnifications	34,117	34,117		0	34,117
Derivatives	369,309	369,309		4,567	361
Other guarantees 2)	9,572	9,572		25	6,326

Total guarantees	430,994	428,237		4,777	49,470

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	1)	Carrying value	Collateral received

Credit guarantees and similar instruments	10,425	8,907		12	3,992
Performance guarantees and similar instruments	6,386	5,694		112	3,552
Securities lending indemnifications	24,808	24,808		0	24,808
Derivatives	247,454	247,454		2,482	186
Other guarantees 2)	3,112	3,112		25	1,348

Total guarantees	292,185	289,975		2,631	33,886

1) Total net amount relates to gross amount less any participations.
2) Contingent considerations in business combinations, residual value guarantees and other indemnifications.

Guarantees provided by the Group are broadly classified as follows: Credit guarantees and similar instruments, Performance guarantees and similar instruments, Securities lending indemnifications, Derivatives and Other guarantees. Readers are referred to note 37 “Guarantees and commitments” in the Credit Suisse Group Annual Report 2004 for a further description of Guarantees.

In accordance with the terms of the Sale and Purchase Agreement (SPA) between XL Insurance (Bermuda) Limited (XL or the purchaser) and Winterthur Swiss Insurance (Winterthur) for Winterthur International, Winterthur is required to participate with the purchaser in a review for any adverse development of loss and unearned premium reserves during a three-year post-completion seasoning period, which expired on June 30, 2004. This seasoning process will result in a balancing payment being due to the purchaser.

The provision recorded by Winterthur at June 30, 2005 for this sale-related contingency, net of pre-payments to and risks retained by XL amounted to CHF 704 million (USD 550 million). The provision, which reflects the adverse development of CHF 833 million (USD 651 million) included in Winterthur’s submitted Seasoned Net Reserves Amount (SNRA), is based on an extensive analysis of data provided by XL. Winterthur utilized leading third-party claims, actuarial and legal specialists to assist in estimating the reserves required for this liability. On the basis of facts known, Credit Suisse Group believes that the currently recorded provision is adequate to cover the contingencies related to this transaction.

The amount payable to XL for the SNRA is ultimately subject to an assessment by the Independent Actuary designated in the SPA, who will determine which of the estimates submitted by the two parties is closest to the amount which the Independent Actuary believes to be the correct amount, and that estimate will be conclusively deemed to be the relevant SNRA. This process is ongoing and, consequently, the ultimate resolution of this matter could result in a further significant increase in the required provision for the Winterthur International sale-related contingencies. Winterthur and XL submitted in February 2005 their respective determinations of the SNRA to the Independent Actuary, who was officially engaged on April 13, 2005. The difference between the two positions under review by the Independent Actuary is CHF 1,164 million (USD 909 million).

In addition to the SPA, Winterthur has other agreements, including retrocession agreements with XL, which could result in payments to XL. Furthermore, XL submitted in the fourth quarter of 2004, and the second and third quarters of 2005, the details of its claims relating to alleged breach of warranties in connection with the 2001 sale. With the assistance of outside counsel, Winterthur continues to evaluate these claims and on the basis of facts known, believes that the currently recorded provisions are adequate to cover the contingencies related to this litigation and any other agreements with XL.

The Group provides indemnifications to certain counterparties in connection with its normal operating activities. The Group has determined that it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

The following table sets forth details of other commitments:
As of June 30, 2005, in CHF m	Total gross amount	Total net amount	Collateral received

Irrevocable commitments under documentary credits	4,860	4,624	1,975
Loan commitments	165,903	165,764	94,998
Forward reverse repurchase agreements	11,251	11,251	11,251
Other	6,011	6,011	560

Total other commitments	188,025	187,650	108,784

As of December 31, 2004, in CHF m	Total gross amount	Total net amount	Collateral received

Irrevocable commitments under documentary credits	4,390	4,076	1,577
Loan commitments	149,607	149,607	83,209
Forward reverse repurchase agreements	15,326	15,326	15,326
Other	2,625	2,625	567

Total other commitments	171,948	171,634	100,679

Other commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Loan commitments, Forward reverse repurchase agreements and Other. Readers are referred to note 37 “Guarantees and commitments” of the Credit Suisse Group Annual Report 2004 for a further description of Other off-balance sheet commitments.

Variable interest entities

FIN 46R “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51”, requires the Group to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDOs), Commercial paper conduits and Financial intermediation. Readers are referred to note 1 “Summary of significant accounting policies”, note 2 “Recently issued accounting standards” and note 39 “Variable interest entities” on pages 117, 133 and 197, respectively, of Credit Suisse Group’s Annual Report 2004 for a further description of the Group’s policy on consolidation of VIEs and a description of the nature of the Group’s involvement with these entities.

The following table summarizes the estimated total assets by category related to non-consolidated VIEs:
	Carrying value of VIEs' total assets

in CHF m	30.06.05	31.12.04

Collateralized debt obligations	19,627	57,517
Commercial paper conduits	5,285	4,456
Financial intermediation	68,958	67,326

Total	93,870	129,299

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Group being the primary beneficiary:
	VIEs' total assets

in CHF m	30.06.05	31.12.04

Collateralized debt obligations	2,399	1,398
Commercial paper conduits	2	3
Financial intermediation	10,922	11,119

Total assets consolidated pursuant to FIN 46R	13,323	12,520

Collateralized debt obligations

As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.

The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 2.4 billion of assets and liabilities of these VIEs. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 1.5 billion as of June 30, 2005.

Commercial paper conduits

The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of June 30, 2005, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 9.5 billion, which consisted of CHF 5.3 billion of funded assets and the CP conduits’ commitments to purchase CHF 4.2 billion of additional assets.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancements primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation

The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to VIEs related to financial intermediation activities is estimated to be CHF 12.4 billion as of June 30, 2005, which represents the notional amount of any guarantees and the fair value of all other interests held. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies and the risk of loss that is retained by investors.

Litigation

In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group recorded in the second quarter of 2005 a CHF 960 million (USD 750 million) charge before tax CHF 624 million after tax, in Institutional Securities, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters to CHF 1.4 billion (USD 1.1 billion) after deductions for settlements that have since taken place. It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Further charges or releases of litigation reserves may be necessary in the future as developments in such cases or proceedings warrant. The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning the matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless specific, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Foreign currency translation rates

The following table shows principal Swiss franc foreign exchange rates:
	Average rate			Closing rate

in CHF	2Q2005	1Q2005	2Q2004	30.06.05	31.03.05	31.12.04

1 USD	1.23	1.17	1.27	1.2803	1.1984	1.1320
1 EUR	1.54	1.55	1.54	1.5483	1.5488	1.5439
1 GBP	2.28	2.23	2.30	2.3148	2.2521	2.1834
100 JPY	1.14	1.12	1.18	1.1600	1.1188	1.1023

Information for investors
Ticker symbols / Stock exchange listings
	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York Stock Exchange (ADS) 1)	CSR US	CSR.N	CSR,065

	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

1) 1 ADS represents 1 registered share.

Ratings
	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Stable

Credit Suisse 1)
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Stable

Winterthur
Insurer financial strength	A1	A-	A+
Outlook	Negative	Stable	Rating Watch Negative

1) The ratings refer to the merged bank.

Share data
	30.06.05	31.03.05	31.12.04

Shares issued	1,214,077,591	1,214,077,591	1,213,906,217
Treasury shares	(117,274,832)	(98,328,141)	(103,086,736)

Shares outstanding	1,096,802,759	1,115,749,450	1,110,819,481

Share price
				6 months

in CHF	2Q2005	1Q2005	2Q2004	2005	2004

High (closing price)	52.95	53.00	46.40	53.00	49.50
Low (closing price)	47.85	46.85	42.55	46.85	42.55

Financial calendar
Third quarter results	Wednesday, November 2, 2005

Fourth quarter /full year results 2005	Wednesday, February 15, 2006

Annual General Meeting	Friday, April 28, 2006

Enquiries

Credit Suisse Group
Investor Relations
Ian Roundell, Tel. +41 44 333 7148
Marc Buchheister, Tel. +41 44 333 3169
Manuela Luzio, Tel. +41 44 332 6098
Fax +41 44 333 2587
Credit Suisse Group
Media Relations
Charles Naylor, Andrés Luther
Tel. +41 44 333 8844
Fax +41 44 333 8877

Cautionary statement regarding forward-looking information

This Quarterly Report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Credit Suisse Group Paradeplatz 8 P.O. Box 1 8070 Zurich Switzerland Tel. +41 44 212 16 16 Fax +41 44 333 25 87 www.credit-suisse.com

5520134 English

QUARTERLY RESULTS 2005   Q2

DISCLAIMER

Cautionary statement regarding forward-looking information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form
20-F for the fiscal year ended December 31, 2004 filed with the US Securities and
Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

GOOD 2Q05 RESULTS –
BUT ROOM FOR IMPROVEMENT

Excluding
litigation charge
2Q05

Litigation
charge 1)

in CHF m

As
reported

2Q05

1) Litigation charge of CHF 960 before tax and CHF 624 m after tax

Net income

919

624

1,543

SECOND QUARTER 2005 KEY DRIVERS                               (1/3)

Private Banking

Strong net new asset generation

Ensure strategic investments deliver necessary returns

Continue to grow business

Corporate & Retail Banking

Strong business performance

Favorable credit environment

SECOND QUARTER 2005 KEY DRIVERS                               (2/3)

Institutional Securities

Slowdown in client activity in April and May impacted trading results

Progress in investment banking performance and franchise

Focus on enhancing productivity

Wealth & Asset Management

Good performance in Alternative Capital

Geographic expansion of Alternative Capital

SECOND QUARTER 2005 KEY DRIVERS                               (3/3)

Winterthur

Continued to improve operating performance

Benefited from implementation of efficiency measures

INTEGRATION OF BANKING BUSINESSES

Legal entities now merged

New Executive Board of bank announced

New single “Credit Suisse” brand announced

Well on track with implementation

Integrated bank to commence operations on January 1, 2006

FINANCIAL REVIEW 2005   Q2

RESULTS OVERVIEW SECOND QUARTER 2005

in CHF m, except where indicated

2Q05

  vs
2Q04

  vs
1Q05

Net revenues

14,101

(17%)

3%

Total operating expenses

7,178

17%

15%

Net income

919

(52%)

(37%)

Return on equity

9.8%

Basic EPS (in CHF)

0.82

(50%)

(35%)

IMPACT OF CHARGE TO INCREASE
LITIGATION RESERVE – 2Q05

in CHF m, except where indicated

As reported

2Q05

Litigation
charge1)

Excluding
litigation
charge
2Q05

vs
2Q04

vs
1Q05

1) Litigation charge of CHF 960 before tax and CHF 624 m after tax

Net revenues

14,101

–

14,101

(17%)

3%

Total operating expenses

7,178

960

6,218

1%

(1%)

Net income

919

624

1,543

(19%)

6%

Return on equity

9.8%

6.7%

16.5%

Basic EPS (in CHF)

0.82

0.55

1.37

(16%)

9%

RESULTS OVERVIEW HALF-YEAR 2005

in CHF m, except where indicated

6M05

  vs
6M04

Net revenues

31,163

2%

Total operating expenses

13,324

6%

Net income

2,829

(15%)

Return on equity

15.2%

Basic EPS (in CHF)

2.49

(12%)

IMPACT OF CHARGE TO INCREASE
LITIGATION RESERVE – 6M05

in CHF m, except where indicated

As reported

6M05

Litigation
charge1)

Excluding
litigation
charge
6M05

vs
6M04

1) Litigation charge of CHF 960 before tax and CHF 624 m after tax

Net revenues

31,163

–

31,163

2%

Total operating expenses

13,324

960

12,364

(2%)

Net income

2,829

624

3,453

4%

Return on equity

15.2%

3.3%

18.5%

Basic EPS (in CHF)

2.49

0.54

3.03

7%

Net income in CHF m

PRIVATE BANKING
RESULT AFFECTED BY LOWER NET REVENUES

665

511

616

685

(15%)

3Q04

2Q04

4Q04

1Q05

2Q05

(13%)

581

Total operating expenses in CHF m

Revenues in CHF m

PRIVATE BANKING
STABLE COMMISSIONS AND FEES AND
ONGOING INVESTMENT IN GROWTH MARKETS

3Q04

2Q04

4Q04

1Q05

2Q05

1,083

994

993

1,060

3Q04

2Q04

4Q04

1Q05

2Q05

1,869

1,644

1,717

1,912

Cost/income ratio in %

55.4

60.5

57.8

57.9

519

491

547

460

564

503

446

600

Other expenses 1)

Compensation and benefits

1,810

59.9

1,084

504

580

Commissions and fees

All other revenues

1,178

1,113

1,149

1,209

1,180

691

531

568

703

630

1) Including restructuring charges of CHF (1) m and CHF 1 m in 3Q04 and 4Q04, respectively

Key drivers versus 1Q05

Gross margin in bp

PRIVATE BANKING
LOWER REVENUES AND
HIGHER ASSET BASE REDUCE GROSS MARGIN

Asset-driven

Transaction-driven

Other

139

10

81

48

122

81

37

4

128

84

5

39

3Q04

2Q04

4Q04

1Q05

2Q05

138

83

6

49

Low level of trading execution

126

79

3

44

Increase in asset base towards
quarter-end negatively impacts
gross margin by approx. 3 bp

6M05: 132

FY2004: 134

Assets under management in CHF bn

Net new assets in CHF bn

PRIVATE BANKING
STRONG ASSET INFLOWS
FROM KEY MARKETS IN ASIA AND EUROPE

7.0

564

7.9

3.8

3.9

539

544

537

3Q04

2Q04

4Q04

1Q05

2Q05

3Q04

2Q04

4Q04

1Q05

2Q05

7%

12.8

602

Annualized growth rate:

2004:  5.2%

6M05: 7.3%

Net income in CHF m

CORPORATE & RETAIL BANKING
RECORD NET INCOME

256

199

257

274

1%

8%

3Q04

2Q04

4Q04

1Q05

2Q05

277

Total operating expenses in CHF m

Revenues in CHF m

CORPORATE & RETAIL BANKING
STRONG REVENUE CONTRIBUTION
AND CONTROLLED COSTS

3Q04

2Q04

4Q04

1Q05

2Q05

553

527

477

529

3Q04

2Q04

4Q04

1Q05

2Q05

950

808

803

860

Cost/income ratio in %

61.5

65.2

59.4

58.2

0%

(10%)

300

266

206

308

253

261

271

221

Other expenses

Compensation and benefits

858

548

63.9

291

257

Net income in CHF m

INSTITUTIONAL SECURITIES
NET INCOME AFFECTED BY CHARGE
TO INCREASE LITIGATION RESERVE

3Q04

2Q04

4Q04

1Q05

2Q05

129

292

269

540

(408)

216 1)

1) Excluding the litigation charge of CHF 624 m after tax

Fixed income trading revenues in CHF m

1,012

1,348

1,278

1,926

3Q04

2Q04

4Q04

1Q05

2Q05

INSTITUTIONAL SECURITIES
TRADING RESULTS AHEAD OF 2Q04 BUT AFFECTED BY
MARKET SLOWDOWN COMPARED TO 1Q05

Equity trading revenues in CHF m

843

696

828

926

3Q04

2Q04

4Q04

1Q05

2Q05

18%

(38%)

(10%)

(1%)

1,194

834

Investment banking revenues in CHF m

902

868

718

627

INSTITUTIONAL SECURITIES
GOOD INVESTMENT BANKING RESULT

3Q04

2Q04

4Q04

1Q05

2Q05

Equity
underwriting

Advisory and

other fees

Debt
underwriting

51%

52%

34%

24%

(1%)

(2%)

5%

  vs
2Q04

Total

948

185

465

298

138

306

183

199

303

216

114

448

306

189

472

241

63%

Total operating expenses in CHF bn

INSTITUTIONAL SECURITIES
HIGHER OPERATING EXPENSES AS A RESULT
OF CHARGE TO INCREASE LITIGATION RESERVE

3Q04

2Q04

4Q04

1Q05

2Q05

1) Litigation charge of CHF 960 m before tax

2.6

Compensation and benefits

Other expenses

2.8

2.9

3.0

3.9

2Q05 excl.
litigation charge 1)

1.0

2.9

Litigation
charge 1)

(1%)

10%

Net income in CHF m

WEALTH & ASSET MANAGEMENT
GOOD RESULT COMPARED TO 1Q05
BUT DOWN FROM STRONG 2Q04

301

30

63

135

3Q04

2Q04

4Q04

1Q05

2Q05

81%

(19%)

245

Net revenues by division 1) in CHF m

1,037

635

772

772

WEALTH & ASSET MANAGEMENT
STRONG PRIVATE EQUITY INVESTMENT GAINS

3Q04

2Q04

4Q04

1Q05

2Q05

Credit Suisse
Asset Management

Alternative Capital

0%

0%

1)   Excluding minority interest revenues primarily relating to the FIN 46R consolidation

Private Client Services

Total 1)

482

403

473

471

106

113

213

132

69

57

66

64

(5%)

380

62

20

105

Investment-related
gains & Other

(12%)

25%

(2%)

(26%)

  vs
2Q04

945

470

132

61

282

169%

Net new assets 1) in CHF bn

3Q04

2Q04

4Q04

1Q05

2Q05

3Q04

2Q04

4Q04

1Q05

2Q05

Private Client
Services

Credit Suisse
Asset Management

Alternative Capital

5.4

502

482

488

489

2.7

(0.5)

(0.2)

1)   Includes assets managed on behalf of other entities within Credit Suisse Group

Assets under management 1) in CHF bn

2.8

529

WEALTH & ASSET MANAGEMENT
GOOD ASSET INFLOWS IN ALTERNATIVE CAPITAL

Net income in CHF m

Net income in CHF m

LIFE & PENSIONS
IMPROVED RESULTS

67

164 1)

152

126

1)   Including an increase in the amount of CHF 72 m in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years

(8%)

73%

116

3Q04

2Q04

4Q04

1Q05

2Q05

6M04

6M05

242

206

17%

Total business volume in CHF m
for the quarter

LIFE & PENSIONS
BUSINESS VOLUME GROWTH
DRIVEN BY UNIT-LINKED PRODUCTS

3,460

3,515

2Q04

2Q05

Policyholder
deposits

Gross
premiums
written

17%

(9%)

2%

9,527

9,978

6M04

6M05

Policyholder
deposits

Gross
premiums
written

11%

2%

5%

Total business volume in CHF m
year-to-date

LIFE & PENSIONS
FURTHER BENEFITS
OF ONGOING COST CONTROL

Underwriting, acquisition and
administration expenses in CHF m

for the quarter

383

2Q04

2Q05

411

Under-
writing and
acquisition

Admini-
stration

(7%)

Expense ratio in %

10.9

11.9

145

153

238

258

Underwriting, acquisition and
administration expenses in CHF m

year-to-date

(5%)

(8%)

787

6M04

6M05

812

Under-
writing and
acquisition

Admini-
stration

(3%)

290

317

497

495

(9%)

0%

Expense ratio in %

7.9

8.5

Net income in CHF m

82

198 1)

(177) 2)

125

1)    Including an increase in the amount of CHF 59 m in the valuation of deferred tax assets in relation to tax loss carry-forwards created in prior years

2)    Including a charge of CHF 242 m after tax related to the increase in the provision for contingencies relating to the sale of Winterthur International

67%

NON-LIFE
BETTER UNDERWRITING PERFORMANCE

137

10%

Net income in CHF m

6M04

6M05

262

185

42%

3Q04

2Q04

4Q04

1Q05

2Q05

NON-LIFE
CHALLENGING ENVIRONMENT
DRIVES SELECTIVE UNDERWRITING

Net premiums earned in CHF m

for the quarter

2,660

2,643

2Q04

2Q05

(1%)

Net premiums earned in CHF m

year-to-date

5,448

5,346

6M04

6M05

(2%)

NON-LIFE
SUCCESS FROM STRICT EXPENSE MANAGEMENT

Expenses in CHF m

for the quarter

652

2Q04

2Q05

702

Under-
writing and
acquisition

Admini-
stration

(7%)

379

382

273

320

Expenses in CHF m

year-to-date

(1%)

(15%)

1,304

6M04

6M05

1,357

Under-
writing and
acquisition

Admini-
stration

(4%)

753

744

551

613

1%

(10%)

NON-LIFE
LOW LEVEL OF LARGE-SCALE LOSSES
AND IMPROVEMENT IN CLAIMS MANAGEMENT

Combined ratio in %

for the quarter

95.1

2Q04

2Q05

97.7

-2.6ppts

24.7

26.4

70.4

71.3

Combined ratio in %

year-to-date

97.3

6M04

6M05

99.1

-1.8ppts

24.4

24.9

72.9

74.2

Expense
ratio

Claims ratio

Expense
ratio

Claims ratio

Credit Suisse Group

CAPITAL POSITION

203

3Q04

2Q04

4Q04

1Q05

2Q05

204

199

215

Comments

Winterthur shareholders’ equity of
CHF 9.4 bn as of June 30, 2005;
improvement of CHF 0.9 bn compared to
March 31, 2005

11.6

11.8

12.3

12.1

BIS tier 1 ratio in %

Risk-weighted assets in CHF bn

10.9

238

Stable tier 1 capital

Risk-weighted assets increased
due to

customer and mortgage balances

off-balance sheet positions

strengthening of the US dollar

PERFORMANCE GOALS OVERVIEW

Medium-term
goals

6M05

all goals on full-year basis

1) Excl. minority interest results primarily relating to the FIN 46R consolidation                                3) 18.0% excluding the litigation charge of CHF 624 m after tax

2) 18.0% excluding the litigation charge of CHF 960 m before tax                                                     4) For Moody’s, Standard & Poor’s and FitchRatings

Credit Suisse
First Boston

Credit Suisse

Winterthur

Credit Suisse
Group

Consolidated

Return on equity

15.2%

15 % to 20%

Tier 1 target

10.9%

> 10%

Private Banking

Gross margin

132 bp

130 bp

Cost/income ratio

57.6%

< 55%

Net new asset growth (annualized)

7.3%

> 5%

Corporate &

Revenue growth (annualized)

2.6%

> 5%

Retail Banking

Cost/income ratio

62.7%

< 60%

Return on allocated capital

21.8%

> 15%

Division

Pre-tax margin 1)

6.9%2)

> 20%

Return on allocated capital

8.1%3)

> 20%

Division

IFS rating

A1 / A- / A+4)

Single A

Return on equity

11.6%

> 12%

Non-Life

Combined ratio

97.3%

< 98%

Life & Pensions

Expense ratio

7.9%

< 8%

OUTLOOK

Recovery in banking client activity expected to continue

Equity markets anticipated to improve in the second half of the year

Interest rates expected to move in a narrow range

Credit Suisse Group is well positioned to benefit from economic environment

Investor Relations contacts

Ian Roundell

+41 44 333 7148

ian.roundell@credit-suisse.com

Marc Buchheister

+41 44 333 3169

marc.buchheister@credit-suisse.com

Manuela Luzio

+41 44 332 6098

manuela.luzio@credit-suisse.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date August 3, 2005	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature.		Head of Group Legal & Compliance
/s/ Charles Naylor
Head of Group Communications